

Table of Contents

Aztar Corporation

We operate casinos in the United States, with $1.5 billion in assets and 2004 revenues of $816 million. We have been in the gaming business for more than 25 years, and today operate three casino hotels in major gaming markets as well as two riverboat casinos. The properties are Tropicana Casino and Resort in Atlantic City, New Jersey, Tropicana Resort and Casino in Las Vegas, Nevada, Ramada Express Hotel and Casino in Laughlin, Nevada, Casino Aztar in Caruthersville, Missouri, and Casino Aztar in Evansville, Indiana.

Just try to resist the urge to break out in a tango step or two as you enter Fiesta Court, the throbbing center of dining and entertainment in The Quarter. The air seems filled with romance and luxury, with just a hint of decadence.





The atmosphere in The Quarter shouts out Caribbean, but your taste buds will sing out for joy in many languages as you venture through all its multicultural dining experiences. There's Cuban, naturally, right next door to Chinese alongside Russian and down the way from Irish, and within a few steps of American, from soul food to steaks, a crab shack and a unique dessert restaurant.




BISTRO



P.F. CHANG'S CHINA BISTRO

P. F. Chang's China Bistro, featuring Chinese fusion cuisine in a bistro setting, has been successful with openings in almost every major metro market in the United States. This is P.F. Chang's first and only Jersey Shore presence.





RED SQUARE

Jeffrey Chodorow of Red Square fame brings his magic to The Quarter at Tropicana with a cutting-edge restaurant and mod vodka bar. His Red Square balances The Quarter's Old Havana theme with a unique "magnified fantasy of Russia." Red Square features a pseudo-Soviet atmosphere highlighted by a 60-foot bar made of real ice.

Cuba Libre

According to USA Today, Cuba Libre is the restaurant "where insiders go in the City of Brotherly Love." Bringing its unique dining experience to The Quarter at Tropicana, Cuba Libre recreates an authentic Cuban restaurant experience, from the classic restoration of a 1950's Havana street scene to the antique mahogany and oak handcrafted bars. The menu uniquely combines contemporary Cuban cuisine and traditional dishes, always flavorful and savory, but only occasionally spicy.


restaurant ☆ rum bar

CARMINE'S

Carmine's originated the often-imitated family-style Italian restaurant concept and grew into a New York City institution. Carmine's has consistently received glowing reviews from every rating guide, from Zagat to Michelin to AAA. The Quarter presence marks the establishment's first-ever venture out of the Big Apple.



Rí~Rá Irish Pub & Restaurant

For its seventh location, Rí~Rá chose The Quarter, its first foray into the Mid-Atlantic states. Rí~Rá is famous for meticulously recreating the true Irish Pub experience by exclusively importing authentic pubs from Ireland and carefully reassembling them in the US, board by board, pint glass by pint glass. Rí~Rá offers exceptional food that is authentically Irish and exceptional in taste.





GUINNESS
Sold Here
Open for Lunch
Hours
11-3AM
Late night menu 11-1AM





TSOP

The Sound of Philadelphia restaurant features the award-winning talents of the Bynum Brothers, famous for two Philadelphia hot spots–Zanzibar Blue and Warmdaddy's. Featuring elegant soul cuisine, as created and interpreted by the Bynum Brothers, plus live R&B, blues and Neo-soul as influenced by the sound that legendary producers Kenny Gamble and Leon Huff made famous.

Palm Restaurant

Waiting for just the right venue to be available, The Palm's new restaurant in The Quarter at Tropicana is the legendary restaurant's first foray into New Jersey. It is as renowned for its A-list celebrity regulars and caricature adorned walls as it is for prime steaks, enormous lobsters and traditional Italian dishes. Known as the ultimate celebrity hangout and Classic American Steak House.

Brûlée: The Dessert Experience

Experience a brand new dining concept. The first and only dessert restaurant in Atlantic City, Brûlée offers the richest indulgence and raises the Pastry Arts to a the level of theater. From fabulous tableside flambés to the most decadent creations imaginable, this dessert-only restaurant serves up an extraordinary menu sweetened by master pastry chef demonstrations on stage.




THE
QUARTER



BROOKS BROTHERS

(At left) From Cary Grant to Ben Affleck, leading men throughout the ages have sought out Brooks Brothers to clothe themselves both on screen and off. Founded in 1818, Brooks Brothers has defined American style for close to two centuries.

THE OLD FARMER'S ALMANAC GENERAL STORE

(Below) The Old Farmer's Almanac General Store embodies the old-fashioned, down-home charm that has made The Old Farmer's Almanac an American cultural icon for more than 200 years. The Old Farmer's Almanac General Store provides a unique turn-of-the century atmosphere and a truly distinctive shopping experience.


Brooks Brothers


FEATURE

Shop for the sheer fun of it. That's what the array of stores in The Quarter is all about. Name brands and regional favorites. Traditional. Or trendy. Or whimsical. Fashionable designs for men and women. Furs of the finest quality. Shoes. Jewelry. Exclusive lingerie. The best in skin care and cosmetics. Hats to die for. Magic tricks. Spy stuff. Gourmet groceries. Crafts and décor from funky to down-home. Cigars and wine. Wow. Where do you want to start?



White House/Black Market

Fashion is black and white at White House/Black Market. For nearly twenty years in cities around the country, women have relied on White House/Black Market for some of the most romantic clothing, lingerie, accessories, jewelry and gifts, in classic black and white only.


WHITE
HOUSE

BLUEMERCURY SPA

The ultra-cool bluemercury spa brings to The Quarter the nation's hottest spa concept. Pure and natural, bluemercury features more than 10 different facial treatments, such as a moisturizing vitamin oxygen blast, and dozens of spa treatments including exfoliating microdermabrasion. Recognized by the likes of Vogue, In Style, USA Today and Oprah Magazine as the best at marrying innovation with elegance.


bluemercury spa






MONDI


CHICO'S


CHICO'S



(Opposite, clockwise from top left)

The Hat Emporium

The Hat Emporium is a bustling group of hat shops- each brimming with every imaginable kind of hat for both men and women. This incredible shop carries dress hats, casual hats, cowboy hats, berets, Borsalino hats, Indiana Jones hats, baseball caps, top hats- you name it. Come in for a sun hat, and leave with a metal Viking helmet...it is that much fun.

MONDI

MONDI designs have earned world renown for their high-end style and use of only the finest, most luxurious fabrics. Until now, MONDI was only available at select high-end retailers such as Barney's and Neiman Marcus.

Chez Lingerie

An exclusive lingerie boutique. Chez Lingerie carries only the highest-quality, hardest-to-find domestic and European brands, including Arianne, Underglam, Claire Pettibone, Hanky Panky, Grenier, Lou, Bolero, Gemma, Oscalito, Michelle Moquin, Mary Green, Cosa Bella, Ocale, and Nick and Nora.

Chico's

With its exclusive private-label designs and 350 locations nationwide, Chico's has transformed the way women shop for clothes. In just two decades, Chico's has grown to become one of the country's leading specialty retail companies. Truly, no shopping area would be complete without Chico's.

(This page, from top)

Houdini's Magic Shop

Straight from the Las Vegas Strip, the art of magic comes alive at Houdini's Magic Shop. Houdini's Magic has made the finest selection of magic tricks, pranks, gags, books, instructional videos and more appear. A theater inside the store allows guests to check out amazing live performances.

Zephyr Gallery

From fun, funky and fantastic furniture to unique gifts and home accessories, Zephyr Gallery is one of America's most exciting craft galleries. Visitors take a playful journey through art, featuring an ever-changing parade of exciting, creative and exceptional creations from hundreds of talented artisans.

The Spy Shop

The Spy Shop is the comprehensive source for high-quality electronic surveillance and counter-surveillance products. Everything from the "spy" industry is here, from hidden cameras and body recorders to indoor and outdoor surveillance systems and much more.


HOUDINI'S
MAGIC SHOP
SHOP
WHEN YOU NEED TO KNOW...



Sing. Dance. Laugh. Listen. Relax. Have a cocktail. Enjoy rhythms from sensual Latin, rock, stomping Irish jigs and clogging to reggae, rumba, R&B, soul, karaoke, and beyond. Cocktail lounges in a medley of styles. Comedians. Giant-screen digital movies and sports events. Strolling performers. Entertainment is everything in The Quarter.








THEATRE
NOW SHOWING








PLANET



(clockwise on these two pages from left)

Tango's

Welcome to paradise found at the exclusive new casino lounge Tango's. Guests can relax and enjoy the feel of the islands in The Quarter at Tropicana while leaving their passports at home. Tango's is the perfect setting for listening to the best of lounge singers or other live entertainment every night, or celebrity-spotting while sipping a tropical cocktail.

Casino Action

Outside The Quarter, just steps from Tango's, guests find plenty of gaming action at the tables.

Planet Rose

Thanks to its deliberately garish décor and unique take on the fine art of karaoke, Planet Rose is described by Citysearch.com as "Berlin decadence fused with Tokyo pop and American cheese." Inside what Shecky's Bar Review refers to as a "surreal, wood paneled womb," Planet Rose patrons in The Quarter will be encouraged to follow the lead of the Saturday Night Live regulars who frequent the club's New York City location and take their best shot at belting out their favorite--or perhaps most reviled--pop gems.


VISIT
Havana

Dear Fellow Shareholders:



The most notable event in our company in 2004 was the opening of the major expansion of our flagship Tropicana Casino and Resort in Atlantic City, highlighted by The Quarter at Tropicana, a 200,000-square-foot dining, entertainment and retail complex.

We hope you enjoy the photographic essay of The Quarter on the preceding pages. It captures some of the energy and excitement that The Quarter is generating in the Atlantic City market.

We faced a major challenge throughout the year in dealing with the continuing aftermath of the October 2003 parking garage construction accident that delayed the opening of the expansion by eight months, from its scheduled time in March to November 23, 2004. That challenge was intensified by the five-week strike of some of our Tropicana Atlantic City workers. This trying environment demanded from our management and our employees tremendous commitment and personal sacrifice to keep the property going under the most difficult of circumstances. They responded magnificently, for which we thank them wholeheartedly.

The full effect of the opening of the expansion, which also includes 500 additional hotel rooms and 2,400 new parking spaces, will manifest itself as the year 2005 unfolds. With only a few brief months of operation behind us at this writing in early 2005, it is already clear that The Quarter and its associated facilities have set a new standard for entertainment experiences in Atlantic City. The response from the public, the media, the tenants and the community has been overwhelmingly enthusiastic. Virtually all of the 40-plus restaurants, entertainment venues and stores in The Quarter are enjoying tremendous initial success. Casino revenue and hotel occupancy also are ramping up. So we and our tenants are eagerly awaiting the busy summer season.

With the completion of the Atlantic City expansion, the stage has been set for our next major growth opportunity: the redevelopment of the 34-acre site of Tropicana Resort and Casino in Las Vegas. For the time being, we have postponed a decision about that development in order to get a clearer picture of the pace at which the Atlantic City expansion ramps up its incremental cash flows. We will use the intervening time to continue to monitor the dynamics of the changing land uses and land values in the Las Vegas market. We own one of the most valuable pieces of real estate on the Las Vegas Strip, and we want to realize the full potential of the site.

Last year turned out to be especially successful for our four other operating properties. The robust Las Vegas market was reflected in the performance of Tropicana Las Vegas, with EBITDA at the highest levels in 15 years. Ramada Express, in Laughlin, outpaced prior-year EBITDA by more than 12 percent. Our Casino Aztar riverboat in Evansville, Indiana, grew its cash flow despite some severe weather challenges in the fourth quarter. Casino Aztar in Caruthersville, Missouri, turned in the best year in its history. A recurring theme in the management of Aztar is to generate same-store growth through efficient marketing and a vigilant eye on costs. All these properties fulfilled that objective admirably.

During 2004, we took advantage of attractive capital market conditions and raised $300 million of new senior subordinated debentures and $675 million of new senior secured revolving and term credit facilities.

Although the gaming industry is undergoing a wave of consolidation, we believe we can continue to be highly successful as a mid-tier operator. We have significant opportunities for growth. We have access to capital. And we have the corporate culture and the discipline to generate exceptional returns for shareholders.

Paul E. Rubeli
Chairman of the Board and Chief Executive Officer

Robert M. Haddock
President and Chief Financial Officer



Financial
Table of Contents



SUMMARY OF SELECTED FINANCIAL DATA[a] [b]


For the Five Years Ended December 30, 2004

	2004	2003	2002	2001	2000
OPERATIONS DATA (IN THOUSANDS)					
Revenues	$ 816,227	$ 813,146	$ 834,274	$ 849,463	$ 848,088
Depreciation and amortization	(55,128)	(50,906)	(50,499)	(51,813)	(53,924)
Operating income (c)	110,342	125,023	136,480	131,408	115,475
Other income	3,907	..	..	..	..
Net interest income (expense)	(36,205)	(35,639)	(40,189)	(37,623)	(40,565)
Equity in unconsolidated partnership's loss	..	..	(458)	(3,702)	(4,215)
Loss on early retirement of debt	(10,372)	..	..	..	..
Income taxes (d)	(39,197)	(28,454)	(36,974)	(32,074)	(17,578)
Net income	28,475	60,930	58,859	58,009	53,117
COMMON STOCK DATA (PER SHARE)					
Net income per common share	$ .79	$ 1.72	$ 1.56	$ 1.53	$ 1.28
Net income per common share assuming dilution	.76	1.66	1.51	1.48	1.23
Cash dividends declared	..	..	..	..	..
Equity	16.28	15.60	13.92	12.38	10.92
BALANCE SHEET DATA (IN THOUSANDS AT YEAR END)					
Total assets	$ 1,511,640	$ 1,347,773	$ 1,210,682	$ 1,060,956	$ 1,011,696
Long-term debt	731,253	628,603	524,066	458,659	463,011
Series B convertible preferred stock	4,914	5,253	5,601	5,959	6,400
Shareholders' equity	566,291	534,574	515,354	453,841	422,706
OTHER FINANCIAL DATA (IN THOUSANDS)					
Net cash provided by (used in) operating activities	$ 105,266	$ 111,365	$ 128,548	$ 137,067	$ 123,631
Net cash provided by (used in) investing activities	(190,567)	(168,973)	(187,269)	(56,020)	(30,499)
Net cash provided by (used in) financing activities	67,623	75,298	19,495	(37,005)	(99,232)
EBITDA(e)	165,470	175,929	186,979	183,221	169,399

(a) See NOTES 1., 3., 5., 7., 14., 15. and 16. of the NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) The Company uses a 52/53 week fiscal year ending on the Thursday nearest December 31, which included 52 weeks in 2004, 2003, 2002 and 2000. Fiscal year 2001 included 53 weeks.

(c) In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets." SFAS 142 is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Effective January 4, 2002, the Company ceased amortization of the cost of its initial gaming licenses because it was determined, under the criteria established in SFAS 142, that these assets have an indefinite life. Amortization expense related to the cost of the Company's initial gaming licenses was $2,673 in 2001 and $2,625 in 2000.

(d) The Company is responsible, with certain exceptions, for the taxes of Ramada through December 20, 1989. In connection with Internal Revenue Service ("IRS") examinations of the income tax returns for the years 1989 through 1996, an issue was resolved that resulted in an income tax benefit of approximately $7,500 in 2000. The issue related to the deductibility of the cost of meals served to certain employees on the Company's premises. The IRS maintained that the Tax Reform Act of 1986 reduced this deduction. We recorded provisions in prior years based on the IRS position; however, we believed that these employee meals were fully deductible. The United States Tax Court decided in favor of the IRS in a case involving Boyd Gaming Corporation ("Boyd Gaming Case"). In 1999, the Boyd Gaming Case was overturned in the United States Court of Appeals. This issue, as it pertained to us, was resolved with the IRS during 2000.

SUMMARY OF SELECTED FINANCIAL DATA[a] [b] (CONTINUED)

(e) EBITDA is net income before income taxes, loss on early retirement of debt, equity in unconsolidated partnership's loss, net interest income (expense), other income, and depreciation and amortization. EBITDA should not be construed as a substitute for either operating income or net income as they are determined in accordance with generally accepted accounting principles (GAAP). The Company uses EBITDA as a measure to compare operating results among its properties and between accounting periods. The Company manages cash and finances its operations at the corporate level. The Company manages the allocation of capital among properties at the corporate level. The Company also files a consolidated income tax return. The Company accordingly believes EBITDA is useful as a measure of operating results at the property level because it reflects the results of operating decisions at that level separated from the effects of tax and financing decisions that are managed at the corporate level. The Company also uses EBITDA as the primary operating performance measure in its bonus programs for executive officers. The Company also believes that EBITDA is a commonly used measure of operating performance in the gaming industry and is an important basis for the valuation of gaming companies. The Company's calculation of EBITDA may not be comparable to similarly titled measures reported by other companies and, therefore, any such differences must be considered when comparing performance among different companies. While the Company believes EBITDA provides a useful perspective for some purposes, EBITDA has material limitations as an analytical tool. For example, among other things, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the requirements for such replacements. Other income, interest expense, net of interest income, equity in unconsolidated partnership's loss, loss on early retirement of debt, and income taxes are also not reflected in EBITDA. Therefore, the Company does not consider EBITDA in isolation, and it should not be considered as a substitute for measures determined in accordance with GAAP. A reconciliation of EBITDA with operating income and net income as determined in accordance with GAAP is shown below for the five years ended December 30, 2004 (in thousands):

	2004	2003	2002	2001	2000
EBITDA	$ 165,470	$ 175,929	$ 186,979	$ 183,221	$ 169,399
Depreciation and amortization	(55,128)	(50,906)	(50,499)	(51,813)	(53,924)
Operating income	110,342	125,023	136,480	131,408	115,475
Other income	3,907	--	--	--	--
Net interest income(expense)	(36,205)	(35,639)	(40,189)	(37,623)	(40,565)
Equity in unconsolidated partnership's loss	--	--	(458)	(3,702)	(4,215)
Loss on early retirement of debt	(10,372)	--	--	--	--
Income taxes	(39,197)	(28,454)	(36,974)	(32,074)	(17,578)
Net income	$ 28,475	$ 60,930	$ 58,859	$ 58,009	$ 53,117

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

INTRODUCTION

We own and operate casino hotels in Atlantic City, New Jersey and Las Vegas, Nevada under the Tropicana name and in Laughlin, Nevada, as Ramada Express. We own and operate casino riverboats in Caruthersville, Missouri and Evansville, Indiana under the Casino Aztar name. Our product concept is the creation of fun, fantasy, excitement and entertainment in a casino gaming environment. Each of our casinos is designed and operated to serve the unique demographics of its particular market.

Approximately 78% of our consolidated revenues were generated from gaming activities and nearly 11% from rooms revenue. Gaming activity is generated from two primary sources: (1) slot machines and (2) table games. Casino revenue is the net win from gaming activities, which is the difference between gaming wins and losses before deducting costs and expenses. This is also referred to as the hold. The hold percentage is the relationship of hold to the total amount wagered. Rooms revenue is driven primarily by two factors: (1) average daily rate and (2) occupancy percentage. The average daily rate is a measure of the average rooms revenue generated per occupied room per night. The occupancy percentage is a measure of what portion of our total rooms available are occupied by guests. Both measurements are impacted primarily by customer demand.

GENERAL THEMES

Our company and our industry rely in great part on consumer discretionary spending. As a result, we will generally experience higher revenues and operating income in periods of economic growth and when consumer confidence is rising. However, industry revenue tends to be less cyclical than in some other discretionary sectors.

As discussed below, several states have legalized or are considering legalizing various forms of casino gaming, from slots or video lottery terminals (VLTs) at horse racing tracks to full-service casinos. To the extent such competitive products are introduced in markets which overlap with our established casino markets, there may be dilution of our market penetration. Further, the expansion in the number and size of Native American casinos may slow or reverse growth in certain of our markets.

In recent years, several jurisdictions in which casino gaming is conducted have increased taxes on gaming and hotel operations, including gaming taxes, hotel taxes and admissions taxes. In an environment in which many state governments are dealing with budget shortfalls, the potential for further tax increases on the industry exists.

In order to facilitate growth, large amounts of capital are required for the construction, expansion and acquisition of casino facilities. Since 2003, the industry has had access to abundant and relatively inexpensive sources of capital as interest rates have continued at historic record lows. The continued availability of this inexpensive capital will be critical as we look for growth and expansion opportunities in the future.

The casino and hospitality industries can be adversely affected by terrorist activity or the threat, perceived or otherwise, of terrorist activity. Such activity or threat may limit levels of business and personal travel and cause concerns about the safety of high-profile recreational areas, such as Las Vegas.

PROPERTY SPECIFIC OPPORTUNITIES AND CHALLENGES

TROPICANA ATLANTIC CITY

The most critical issue facing the Tropicana Atlantic City property in 2004 will be the successful integration of our recently opened expansion into the broader gaming experience underlying the property as a whole. The expansion had originally been expected to open near the end of the first quarter of 2004. Because of a construction accident, which occurred on October 30, 2003, there was a significant delay in the completion of the project. The expansion opened in late November 2004 on a limited basis and was substantially completed by December 30, 2004. With the project completed, our goal is for it to become an important engine of growth for the company.

In mid-2003, a new casino hotel (The Borgata Hotel, Casino and Spa) opened in Atlantic City. This represents the first new casino hotel addition to the Atlantic City market since 1990. The Borgata is an attractive, state-of-the-art property that has been successful in its first 18 months in the market, having garnered a 13% market share in 2004. While the entire Atlantic City market has grown with the addition of the Borgata, each casino hotel, including the Tropicana, will be challenged to sustain its revenue base until the market as a whole grows to absorb fully the new capacity generated by the Borgata.

In 2004, Pennsylvania passed legislation to legalize slots at 7 horse racing tracks, 5 independent slot parlors and 2 resort slot parlors. At least four of these facilities will be in the greater Philadelphia area, an important market for our Atlantic City property.

Several nearby states are conducting or considering expansion or implementation of various forms of gaming. New Jersey is considering VLTs at the Meadowlands racetrack in northern New Jersey. Maryland is considering slots at horse racing tracks or larger full-scale casinos. The State of New York is witnessing the installation of VLTs at certain of its horse racing tracks and the preparation for Native American casinos in the Catskills. While the proliferation of gaming in these jurisdictions is not positive for Atlantic City, we believe that a) the Eastern seaboard is still not approaching the penetration levels that other markets enjoy and b) the variety and breadth of the Atlantic City market sets it apart as unique from other venues in the region.

Tropicana Las Vegas

The Tropicana Las Vegas sits on an approximately 34 acre parcel at one of the premier locations in Las Vegas. With the completion of the expansion in Atlantic City, this property represents a significant growth opportunity for us. The current operations at the site are successful, but the age of the improvements make us less attractive and competitive than many of the newer properties in our vicinity. We are evaluating whether to build a new casino hotel resort on the northernmost half of the property. A detailed design has substantially been completed. However, we have postponed a decision about whether and when we will proceed with this development. The decision to proceed may depend, among other things, upon the health of the Las Vegas and national economies, the competitive environment on the Las Vegas Strip, and the success of the Atlantic City expansion. We expect the construction cost (not including the land component) to be no less than $700 million. We will have to raise a portion of the cost in the capital markets. The continued access to attractively priced capital will affect the economic cost of the project and the ultimate return to shareholders. We view this opportunity as an important step in our growth. The southern portion of the site would be held for our future development, joint venture development, or sale for development by another party.

Financial Condition-Liquidity and Capital Resources

Senior Secured Credit Facility

On July 22, 2004, we obtained a new $675 million senior secured credit facility consisting of a five-year revolving credit facility of up to $550 million and a five-year term loan facility of $125 million. We used the new senior secured credit facility to pay off the outstanding principal amount on our prior revolving credit facility, our prior term loan and our Tropicana Enterprises loan. At December 30, 2004, the outstanding balance of our revolving credit facility was $132.8 million, leaving $411.9 million available for future borrowing, after consideration of outstanding letters of credit, subject to quarterly financial tests as described below. At December 30, 2004, the outstanding balance of our term loan facility was $124.7 million.

Under the senior secured credit facility, the original term loan facility calls for quarterly principal payments of approximately $0.3 million on a calendar basis through June 29, 2007, then approximately $3.1 million through June 30, 2008 and then $5.0 million through March 31, 2009, with the balance due at maturity. If we do not commence redevelopment of the Las Vegas Tropicana property or enter into an alternative project approved by lenders holding a majority of the commitments, then $125 million of the revolving credit facility will terminate by June 30, 2006; if, however, this termination has not occurred, then under certain circumstances (and no later than December 31, 2006), the senior secured credit facility provides that an amount equal to the lesser of $125 million or the revolving loans outstanding on December 31, 2006, shall convert to a term loan, which shall have the same maturity and will amortize at the same percentage rates as the original term loan facility. Under the senior secured credit facility, interest on the respective facilities is computed based upon, at our option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.75%, or the prime rate plus a margin ranging from 0.25% to 1.75%; the applicable margin is dependent on our ratio of outstanding indebtedness to operating cash flow, as defined. As of December 30, 2004, the margin was at 0.50% greater than the lowest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly. We incur a commitment fee ranging from 0.25% to 0.625% per annum on the unused portion of the revolving credit facility.

The senior secured credit facility imposes various restrictions on us, including limitations on our ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The senior secured credit facility prohibits dividends on our common stock (other than those payable in common stock) and repurchases of our common stock in excess of $30 million per year with limited exceptions. In addition, the senior secured credit facility contains quarterly financial tests, including a minimum fixed charge coverage ratio of 1.35 to 1.00 at December 30, 2004 and maximum ratios of total debt and senior debt to operating cash flow of 4.5 to 1.0 and 2.5 to 1.0, respectively, at December 30, 2004. The actual fixed charge coverage ratio was 3.15 to 1.00 and the actual total debt and senior debt to operating cash flow ratios were 4.21 to 1.0 and 1.51 to 1.0, respectively, at December 30, 2004. Should we commence the redevelopment of the Tropicana Las Vegas or an approved alternative project, a quarterly "in-balance" test demonstrating that aggregate cash available or reasonably anticipated to be available to us and our subsidiaries is sufficient to meet remaining required uses of cash, including committed capital expenditures in connection with any construction project. The senior secured credit facility includes usual and customary events of default for facilities of this nature (with customary grace periods, as applicable), and provides that, in the event of a change in control, as defined, the majority lenders will have the right to require prepayment of the facility.

Our day-to-day operations are financed through a net working capital deficit, a practice that is common among companies operating in the gaming industry. Cash needs are evaluated daily, and if necessary, are satisfied by drawing on our revolving credit facility. Because our casinos generate significant cash flows on a daily basis, we generally apply any cash excesses to our revolving credit facility after satisfying current liabilities that are due within the course of their normal business cycle. We believe that the existence of a working capital deficit has no impact on our ability to operate our business or meet our obligations as they become due.

Other Long-term Debt

On June 2, 2004, we completed a $300 million private placement offering of 7 7/8% Senior Subordinated Notes due June 15, 2014. These notes were later exchanged for substantially similar notes that were registered with the Securities and Exchange Commission. Also on June 2, 2004, we announced the expiration of our cash tender offer and consent solicitation for all of our $235 million aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2007. We accepted and paid for all 8 7/8% Notes tendered pursuant to the Offer, which totaled approximately $192.3 million. A portion of the proceeds from the offering, net of related fees and expenses, was used to redeem the 8 7/8% Notes tendered. The remaining proceeds were used to pay down our prior revolving credit facility. On July 7, 2004, we redeemed the remaining principal amount of the 8 7/8% Notes totaling $42.7 million primarily by drawing on our prior revolving credit facility. The redemption of our 8 7/8% Notes resulted in a loss on early retirement of debt of $10.3 million, which consisted of a redemption premium of $7.6 million and the write-off of unamortized debt issuance costs of $2.7 million.

Interest on the 7 7/8% Notes is payable semiannually on June 15 and December 15, beginning on December 15, 2004. At any time prior to June 15, 2009, the 7 7/8% Notes are redeemable at our option, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 103.938% of the principal amount and (ii) all required interest payments through June 15, 2009, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the Treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after June 15, 2009, the 7 7/8% Notes are redeemable at our option, in whole or in part, at prices from 103.938% of the principal amount plus accrued and unpaid interest declining to 100% of the principal amount plus accrued and unpaid interest beginning June 15, 2012.

At any time on or prior to June 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture for the 7 7/8% Notes with the net proceeds of one or more equity offerings by the company at a redemption price of 107.875% of the principal amount plus accrued and unpaid interest, provided that (1) at least 65% of the principal amount of the 7 7/8% Notes issued remains outstanding immediately after such redemption and (2) the redemption occurs within 60 days of the closing of such equity offering.

Interest on the 9% Senior Subordinated Notes due August 15, 2011 is payable on February 15 and August 15. At any time prior to August 15, 2006, the 9% Notes are redeemable at our option, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.5% of the principal amount and (ii) all required interest payments through August 15, 2006, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the Treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after August 15, 2006, the 9% Notes are redeemable at our option, in whole or in part, at prices from 104.5% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning August 15, 2009.

The 7 7/8% Notes and 9% Notes, ranked *pari passu*, are general unsecured obligations and are subordinated in right of payment to all of our present and future senior indebtedness. Upon change of control of the company, the holders of the 7 7/8% Notes and 9% Notes would have the right to require repurchase of the respective notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the 7 7/8% Notes and 9% Notes limit our ability to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

Additional Source and Use of Cash

During 2004, we received $3.6 million in cash in connection with stock option exercises. Our purchases of property and equipment, other than expenditures for the Tropicana Atlantic City development and the development in Evansville, Indiana discussed below, were primarily of a routine nature.

Tropicana Atlantic City Development

On April 22, 2002, we commenced construction on an expansion of our Tropicana Atlantic City. The expansion includes 502 additional hotel rooms, 20,000 square feet of meeting space, 2,400 parking spaces, and "The Quarter at Tropicana," the project's centerpiece, a 200,000-square-foot dining, entertainment and retail center. On October 30, 2003, an accident occurred on the site of the parking-garage component of the expansion of the Atlantic City Tropicana that brought construction to a halt. The accident resulted in the loss of life and serious injuries, as well as extensive damage to the facilities under construction. Access to the property was limited during the subsequent days because some streets surrounding the property were closed. In addition, the Tropicana's operations were disrupted by the temporary evacuation of 600 hotel rooms and the temporary closure of the parking garages that are part of the existing property. One street adjacent to the property remained closed through April 2004 preventing use of the bus terminal and another street adjacent to the property remained closed through late November 2004 limiting access to the existing parking garages and porte cochere.

The expansion opened in late November 2004 on a limited basis and was substantially completed by December 30, 2004. Some tenants in the Quarter opened in early 2005. During 2004, our purchases of property and equipment on an accrual basis, including capitalized interest of $12.8 million, were $118.9 million for this project and our expenditures for tenant allowances were $24.2 million.

Business at the Atlantic City Tropicana suffered adverse impacts from the disruption that followed the accident through December 30, 2004. We incurred approximately $6.2 million and $0.5 million in 2004 and 2003, respectively, of construction accident related costs and expenses that may not be reimbursed by insurance. The costs and expenses recorded in 2004 primarily consist of supplemental marketing costs incurred to decrease the effect of business interruption caused by the accident as well as professional fees incurred as a result of the accident. The construction accident related costs and expenses recorded in 2003 primarily consist of a deductible on liability insurance and professional fees incurred.

In 2004, we recorded $3.5 million of business interruption insurance recovery, which reflects a profit recovery applicable to the fourth quarter of 2003. Also in 2004, we recorded $8.7 million of insurance recovery due to the delay of the opening of the expansion, which represents a portion of the anticipated profit that we would have recognized had the expansion opened as originally projected as well as reimbursement for costs incurred as a result of the delay. These insurance recoveries are classified as construction accident insurance recoveries. Insurance claims for business interruption that occurred from the date of the accident through December 30, 2004 have been filed with our insurers in the amount of $31.8 million, of which $3.5 million has been received by us. In addition, we have filed insurance claims for lost profits and additional costs as a result of the delay in the opening of the expansion. The total of these claims is $58.6 million, of which $7.7 million was received and $1.0 million was included in the construction accident receivables at December 30, 2004. Profit recovery from business interruption insurance is recorded when the amount of recovery, which may be different than the amount claimed, is agreed to by the insurers. We have also filed insurance claims of $9.0 million for other costs we have incurred that are related to the construction accident, of which $1.5 million has been received. These other costs are primarily supplemental marketing costs and $1.6 million was included as part of the construction accident receivables at December 30, 2004.

During 2003, we reduced construction in progress for the estimated asset loss and recorded a receivable of approximately $3 million. By September 30, 2004, the contractor had made substantial progress in rebuilding the damaged parking structure. Because the cost of the reconstructed portion of the garage that was fully paid by the contractor exceeded the $3 million asset loss previously incurred, we increased construction in progress for $3 million and relieved the corresponding receivable at September 30, 2004. In addition to the $3 million asset loss that was recognized and subsequently recovered, we recognized $5 million of expense in 2004 for costs incurred to repair areas near or adjacent to the parking garage that were damaged as a result of the accident. This expense was classified as a component of other income.

In order to ensure that the construction proceed expeditiously and in order to settle certain disputes, we and the general contractor entered into a settlement agreement on October 6, 2004 that delineates how we and the contractor will share the cost of and the insurance proceeds received for the dismantlement, debris removal and rebuild. During 2004, we estimated and recognized $1.6 million of expense for dismantlement and debris removal activities that are probable of not being recovered under insurance. These dismantlement and debris removal costs were also classified as a component of other income. At December 30, 2004, we recorded a receivable of $1.6 million for dismantlement and debris removal activities that are probable of being recovered under insurance and it was part of the construction accident receivables. During 2004, we received $10.5 million of insurance recovery associated with the rebuild, net of direct costs to obtain the recovery. This net recovery was classified as other income.

Tropicana Las Vegas Development

Our master plan for a potential development of our Las Vegas Tropicana site envisions the creation of two separate but essentially equal and inter-connected 17-acre sites. The north site would be developed by us. The south site would be held for our future development, joint venture development, or sale for development by another party.

For development of a potential project on the north site, a detailed design has substantially been completed. The design calls for 2,500 hotel rooms and suites, 200,000 square feet of dining, entertainment and retail facilities, a 120,000-square-foot casino, a 3,800-car parking garage, and a four-acre rooftop pool recreation deck overlooking the Strip. During 2004, we capitalized $6.7 million for design development costs included in other assets. We have postponed a decision about whether and when we will proceed with this development. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment with a possible write-down and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could result in adjustments that have a material adverse effect on our consolidated results of operations.

The net book value of the property and equipment used in the operation of the Las Vegas Tropicana, excluding land at a cost of $110 million, was $56.3 million at December 30, 2004. The net book value of accounts receivable, inventories and prepaid expenses at the Las Vegas Tropicana was $6.9 million at December 30, 2004.

Other Development

During 2003, we purchased two parcels of land in proximity to our operating facility in Evansville, Indiana at a combined cost of $1.2 million. One parcel was used to accommodate an executive conference center that was completed and placed into service during 2004. The other parcel will be held for future development. During 2004, our purchases of property and equipment on an accrual basis for the executive conference center were $5.4 million. In December 2002, we amended our riverboat landing lease agreement with the City of Evansville. We agreed to change a portion of our contingent rent into a fixed stated

MANAGEMENT'S DISCUSSION AND ANALYSIS

amount and to make it available to the City at their request. The City agreed to provide us with $1 of credit against our rent for each $2.50 of development capital expenditures that we make. We plan to have additional development in Evansville, including a potential dining and entertainment complex.

Stock Repurchase Program

In December 2002, our board of directors authorized discretionary repurchases of up to 4.0 million shares of our common stock. We do not anticipate the stock repurchase program to impact the timing, scope or financing of our development plans. During 2004, we did not repurchase any shares of our common stock under the program. Since the program's inception, we have repurchased a total of 3,205,776 shares at an average price of $14.42 per share. Purchases under the program are made from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors.

Stock Exchange

We accepted 89,207 shares of our common stock in the first quarter of 2004 in lieu of cash due to the company in connection with the exercise of stock options. We also accepted an additional 80,845 shares in satisfaction of the related $1.9 million tax obligation that was paid by the company during the 2004 first quarter. Such shares of common stock are stated at cost and held as treasury shares to be used for general corporate purposes.

Contingent Liabilities and Commitments

We agreed to indemnify Ramada Inc. against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the restructuring of Ramada on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5 million of judgments, fees or expenses related exclusively to the hotel business. We are entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. There is no limit to the term or the maximum potential future payment under this indemnification. In addition, we agreed to indemnify Ramada for certain lease guarantees made by Ramada. The lease terms potentially extend through 2015 and Ramada guaranteed all obligations under these leases. We have recourse against a subsequent purchaser of the operations covered by these leases. The estimated maximum potential amount of future payments we could be required to make under these indemnifications is $7.0 million at December 30, 2004. We would be required to perform under this guarantee 1) if monetary judgments and related expenses in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the restructuring of Ramada exceeded the above described amount, or 2) if lessees with lease guarantees failed to perform under their leases, the lessee and lessor could not reach a negotiated settlement and the lessor was able to successfully proceed against Ramada, who in turn was able to successfully proceed against the company. In connection with these matters, we established a liability at the time of the restructuring of Ramada and our remaining accrued liability was $3.8 million at both December 30, 2004 and January 1, 2004.

The Casino Reinvestment Development Authority has issued bonds that are being serviced by its parking fee revenue. A series of these bonds is collateralized by a portion, $0.2 million at December 30, 2004, of our CRDA deposits. The portion that serves as collateral is a varying percentage of a portion of CRDA deposits that satisfy our investment obligation based upon our New Jersey casino revenue. In the event that the CRDA's parking fees are insufficient to service its bonds, these deposits can be used for that purpose. To the extent our CRDA deposits are used to service these bonds, we would receive credit against future investment obligations. Our CRDA deposits serve as collateral for a one-year period, after which they become available to the company. This arrangement continues through 2013. We received a fee for this arrangement that is being amortized on a straight-line basis through 2013. Our estimate of the maximum potential deposits that could be used to service CRDA bonds is $16 million at December 30, 2004.

We have severance agreements with certain of our senior executives. Severance benefits range from a lump-sum cash payment equal to three times the sum of the executive's annual base salary and the average of the executive's annual bonuses awarded in the preceding three years plus payment of the value in the executive's outstanding stock options and vesting and distribution of any restricted stock to a lump-sum cash payment equal to one half of the executive's annual base salary. In certain agreements, the termination must be as a result of a change in control of Aztar. Based upon salary levels and stock options at December 30, 2004, the aggregate commitment under the severance agreements should all these executives be terminated was approximately $94 million at December 30, 2004.

Effective January 3, 2003, we established the Aztar Corporation Nonqualified Retirement Plan Trust for the benefit of employees covered by one of our nonqualified defined benefit pension plans. We contributed approximately $2.0 million to this trust in March 2004. We will make periodic contributions to the trust so that funds in the trust equal the benefit obligation. The funds in the trust continue to be assets of Aztar.

Contractual Obligations

The following table summarizes our future contractual obligations, in millions, at December 30, 2004:

			Payments due by period		
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion	$ 732.4	$ 1.2	$ 8.4	$ 247.8	$ 475.0
Capital lease obligations	0.1	0.1	--	--	--
Operating leases	7.9	3.8	2.8	0.6	0.7
Purchase obligations	48.1	43.6	3.7	0.6	0.2
Other long-term liabilities, including current portion but excluding deferred income	22.5	0.7	1.7	2.6	17.5
Total	$ 811.0	$ 49.4	$ 16.6	$ 251.6	$ 493.4

Purchase obligations represent agreements to purchase goods or services that are enforceable and legally binding on the company. Of the total purchase obligations at December 30, 2004, approximately $28 million are cancelable by the company upon providing a 30 - 90 day notice.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth, in millions, our revenues and EBITDA on a consolidated basis and the portions thereof generated by each of our five casino properties. Our chief operating decision maker uses only EBITDA in assessing segment performance and deciding how to allocate resources. We use a 52/53 week fiscal year ending on the Thursday nearest December 31.

	Year Ended		
	2004 (52 weeks)	2003 (52 weeks)	2002 (52 weeks)
REVENUES			
Tropicana Atlantic City	$ 404.7	$ 420.6	$ 453.8
Tropicana Las Vegas	163.9	153.6	147.2
Ramada Express Laughlin	93.3	89.8	92.8
Casino Aztar Evansville	130.7	126.0	116.3
Casino Aztar Caruthersville	23.6	23.1	24.2
Total consolidated	$ 816.2	$ 813.1	$ 834.3
EBITDA (a)			
Tropicana Atlantic City	$ 81.8	$ 105.0	$ 120.7
Tropicana Las Vegas	36.2	26.1	23.0
Ramada Express Laughlin	23.0	20.5	22.7
Casino Aztar Evansville	37.4	35.8	30.3
Casino Aztar Caruthersville	4.5	4.2	4.5
Corporate	(17.5)	(15.7)	(14.2)
Total consolidated	165.4	175.9	187.0
Depreciation and amortization	(55.1)	(50.9)	(50.5)
Operating income	110.3	125.0	136.5
Other income	3.9	..	..
Interest income	0.8	0.7	1.1
Interest expense	(37.0)	(36.4)	(41.2)
Equity in unconsolidated partnership's loss	..	..	(0.5)
Loss on early retirement of debt	(10.3)	..	..
Income taxes	(39.2)	(28.4)	(37.0)
Net income	$ 28.5	$ 60.9	$ 58.9

(a) EBITDA is net income before income taxes, loss on early retirement of debt, equity in unconsolidated partnership's loss, interest expense, interest income, other income, and depreciation and amortization. EBITDA should not be construed as a substitute for either operating income or net income as they are determined in accordance with generally accepted accounting principles (GAAP). Management uses EBITDA as a measure to compare operating results among our properties and between accounting periods. We manage cash and finance our operations at the corporate level. We manage the allocation of capital among properties at the corporate level. We also file a consolidated income tax return. Management accordingly believes EBITDA is useful as a measure of operating results at the property level because it reflects the results of operating decisions at that level separated from the effects of tax and financing decisions that are managed at the corporate level. We also use EBITDA as the primary operating performance measure in our bonus programs for executive officers. Management also believes that EBITDA is a commonly used measure of operating performance in the gaming industry and is an important basis for the valuation of gaming companies. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies and, therefore, any such differences must be considered when comparing performance among different companies. While management believes EBITDA provides a useful perspective for some purposes, EBITDA has material limitations as an analytical tool. For example, among other things, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the requirements for such replacements. Other income, interest expense, net of interest income, equity in unconsolidated partnership's loss, loss on early retirement of debt, and income taxes are also not reflected in EBITDA. Therefore, management does not consider EBITDA in isolation, and it should not be considered as a substitute for measures determined in accordance with GAAP. A reconciliation of EBITDA with operating income and net income as determined in accordance with GAAP is reflected in the above summary.

RESULTS OF OPERATIONS - 2004 VERSUS 2003

Consolidated casino revenue was $635.6 million in 2004, down $5.5 million or 1% from $641.1 million in 2003. The decrease was due primarily to a $13.8 million decrease in casino revenue at Tropicana Atlantic City offset by increases in casino revenue at Ramada Express Laughlin and Casino Aztar Evansville of $3.1 million and $3.9 million, respectively. The decrease in casino revenue at Tropicana Atlantic City resulted primarily from the impact of two separate events: (1) an accident on the site of the construction of the parking-garage component of the expansion on October 30, 2003 and (2) the July 3, 2003 opening of the Borgata Hotel, Casino and Spa. The increase in casino revenue at Casino Aztar Evansville was driven by an increase in the total number of patrons visiting the riverboat during 2004, which was attributable to the increased use of marketing and promotional activities. The increase in casino revenue at Ramada Express Laughlin was driven primarily by the growth of markets that feed into Laughlin.

Consolidated rooms revenue was $85.7 million in 2004, up 12% from $76.2 million in 2003. The increase was attributable primarily to Tropicana Las Vegas, where the average daily rate increased 17% and rooms occupied on a non-complimentary basis increased 4% during 2004 compared with 2003. The increase in the average daily rate and the higher occupancy were primarily attributable to increased tourism to the Las Vegas market. The increase in consolidated rooms revenue was offset by a $3.3 million increase in consolidated rooms expense. The increase in consolidated rooms expense was due primarily to the increase in rooms revenue at Tropicana Las Vegas and additional payroll related costs at the Atlantic City Tropicana. The increase in payroll related costs at the Atlantic City Tropicana was due to the opening of the new 502-room hotel tower in November 2004, the use of temporary help during a five-week union strike and higher employee benefit costs arising from a new labor contract that was ratified in the 2004 fourth quarter.

Consolidated general and administrative expenses increased $8.3 million or 11% during 2004 from $77.2 million during 2003. The increase was due to increases at corporate and all of our operating properties with the exception of Casino Aztar Caruthersville. The increase is not attributable to any one significant factor but instead due to a combination of many smaller factors, including higher professional fees to comply with the regulatory requirements of Section 404 of the Sarbanes-Oxley Act of 2002, an increase in other professional fees, rising employee benefit and salary costs and increased executive incentive costs.

Consolidated utilities expense increased $2.5 million or 14% in 2004 from $17.8 million during 2003. The increase was attributable to increased energy consumption brought on by the Atlantic City expansion and a new electrical power contract at the Atlantic City Tropicana that became effective July 2004. The new contract, which replaced a contract that had been in place since July 1997, contains less favorable electrical rates.

Construction accident related expense was $6.2 million in 2004, up from $0.5 million in 2003. The expense relates primarily to supplemental marketing costs incurred to decrease the effect of the business interruption caused by the October 30, 2003 construction accident and professional fees incurred as a result of the construction accident.

Construction accident insurance recoveries were $12.2 million in 2004. These recoveries consist of a business interruption recovery of $3.5 million and recoveries due to the delay in the opening of the Atlantic City Tropicana expansion project totaling $8.7 million. The business interruption recovery reflects a profit recovery applicable to the fourth quarter of 2003. The recoveries from the delay in the opening of the expansion project represent a portion of the anticipated profit that we would have recognized had the expansion opened as originally projected as well as some reimbursement for costs incurred as a result of the delay. Each recovery was recognized when agreed to by our insurers.

Preopening costs were $2.9 million in 2004. These expenses relate primarily to the marketing efforts undertaken by the Atlantic City Tropicana during the 2004 third and fourth quarters to promote the Quarter.

TROPICANA ATLANTIC CITY

Casino revenue was $354.2 million in 2004, down $13.8 million or 4% from $368.0 million in 2003. The decrease in casino revenue was due primarily to a $13.5 million decrease in slot revenue. This decrease was attributable to increased competition from the July 3, 2003 opening of the Borgata Hotel, Casino and Spa and business interruption resulting from the October 30, 2003 construction accident previously mentioned. Although casino revenue decreased, casino costs increased slightly to $157.3 million from $157.1 million.

Rooms revenue was $24.4 million in 2004, almost unchanged from $24.5 million in 2003. Despite the year-over-year consistency of rooms revenue, rooms expense increased $1.4 million in 2004, up from $13.1 million in 2003. This increase was due to a combination of factors including increased payroll costs attributable to the November 2004 opening of the new 502-room hotel tower, costs associated with the use of temporary help during a five-week union strike and higher employee benefit costs arising from a new labor contract that was ratified in the 2004 fourth quarter.

General and administrative expense increased $3.5 million or 14% from $25.3 million in 2003. The increase was due to a combination of factors including increases in payroll costs for added security personnel, asset disposal costs and professional fees, including those related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Utilities expense was $11.5 million in 2004, up $2.5 million or 28% from 2003. As noted above, the increase was attributable to increased energy consumption brought on by the expansion and a new electrical power contract that became effective July 2004. The new contract, which replaced a contract that had been in place since July 1997, contains less favorable electrical rates. Repairs and maintenance expense increased $2.0 million or 15% during 2004 compared to 2003. The increase was attributable to building repair and maintenance activities that were routine in nature in anticipation of the opening of the expansion.

Construction accident related expense was $6.2 million in 2004. As noted above, this expense relates primarily to supplemental marketing costs incurred to decrease the effect of the business interruption caused by the October 30, 2003 construction accident as well as professional fees incurred as a result of the construction accident.

Construction accident insurance recoveries were $12.2 million in 2004. As noted above, these recoveries consist of a business interruption recovery of $3.5 million and recoveries due to the delay in the opening of the Atlantic City Tropicana expansion project of $8.7 million. The business interruption recovery reflects a profit recovery applicable to the fourth quarter of 2003. The recoveries from the delay in the opening of the expansion project represent a portion of the anticipated profit that we would have recognized had the expansion opened as originally projected as well as some reimbursement for costs incurred as a result of the delay. Each recovery was recognized when agreed to by our insurers.

Preopening costs were $2.9 million in 2004. As noted above, these expenses relate to marketing costs incurred to promote the Quarter.

TROPICANA LAS VEGAS

Casino revenue was $69.7 million in 2004, up slightly from $69.1 million in 2003. Despite the slight increase in casino revenue, casino costs decreased $3.0 million or 7% in 2004 compared to 2003, primarily due to a decrease in complimentaries, player airfare reimbursement and costs associated with special events.

Rooms revenue increased $8.8 million in 2004 compared with 2003 primarily as a result of a 17% increase in the average daily rate and a 4% increase in rooms occupied on a non-complimentary basis. Our average daily rate and our occupancy were higher in 2004 relative to 2003 due to increased tourism to the Las Vegas market. Rooms expense increased $1.6 million or 8% in 2004 versus 2003 due to the increase in rooms revenue.

RAMADA EXPRESS LAUGHLIN

Casino revenue increased $3.1 million, up 5% from $67.3 million in 2003. This increase consisted primarily of a $2.9 million increase in slot revenue. The year-over-year growth in casino revenue was consistent with the growth experienced by the Laughlin market and is related in part to the growth of the surrounding markets that feed into Laughlin. Casino costs increased $0.5 million in the 2004 versus 2003 fiscal year primarily as a result of the increase in casino revenue.

CASINO AZTAR EVANSVILLE

Casino revenue was $118.6 million in 2004, up 3% from $114.6 million in 2003. The increase in casino revenue was due primarily to slot revenue, which increased $3.7 million in the 2004 versus 2003 fiscal year. This increase was primarily due to an increase in the total number of patrons visiting our riverboat, which resulted from increased marketing and promotional efforts. The increase in casino revenue occurred despite a $1.6 million decline in casino revenue during the 2004 fourth quarter. The number of patrons visiting our riverboat was down considerably in December 2004 due to a heavy winter snowstorm. Casino costs of $44.4 million in 2004 were consistent with casino costs of $44.3 million in 2003. Casino costs remained consistent due primarily to a $1.3 million nonrecurring charge recognized during 2003 as a result of an Indiana legislation change requiring casino operators to retroactively apply graduated gaming tax rates effective July 1, 2002 versus August 1, 2002, the date dockside gaming became effective.

CORPORATE

Corporate general and administrative expenses increased $2.1 million during 2004, up 15% from $14.5 million in 2003 as a result of increased employee benefit, executive incentive and payroll costs.

OTHER INCOME

Other income was $3.9 million in 2004. Other income consists of $10.5 million of insurance recovery associated with the rebuilding of the expansion at the Atlantic City Tropicana, net of direct costs to obtain the recovery. Also included is $5.0 million of costs incurred to repair areas near or adjacent to the damaged parking garage and $1.6 million of dismantlement and debris removal costs that are probable of not being recovered under insurance.

INTEREST EXPENSE

Consolidated interest expense was $37.0 million in 2004 compared to $36.4 million in 2003. The increase was due to a higher level of debt outstanding offset by an increase in capitalized interest relating to the Tropicana Atlantic City expansion. Interest capitalized during 2004 was $12.9 million compared with $8.3 million during 2003.

LOSS ON EARLY RETIREMENT OF DEBT

Loss on early retirement of debt was $10.3 million in 2004. The loss, which resulted from the redemption of our outstanding 8 7/8% Senior Subordinated Notes, consisted of a redemption premium of $7.6 million and the write-off of unamortized debt issuance costs of $2.7 million.

INCOME TAXES

Our effective income tax rate increased in 2004 compared with 2003 primarily as a result of an increase in our Indiana income tax provision. In connection with a review of our Indiana income tax returns for the years 1996 through 2002, the Indiana Department of Revenue took the position that our gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. In response to the position taken by the Indiana Department of Revenue, we filed a petition with the Indiana Tax Court for the 1996 and 1997 tax years and we filed a formal protest for the 1998 through 2002 tax years. In April 2004, the Indiana Tax Court ruled in favor of the Indiana Department of Revenue. We asked the Indiana Supreme Court to review the ruling. Our request was denied. As a result, we estimated that we were obligated to pay approximately $17.3 million to cover assessments of taxes and interest from 1996 through the end of the first quarter of 2004. This amount is deductible for federal income tax purposes, resulting in a net effect of approximately $11.3 million, which was recorded as an increase to income tax expense in the first quarter of 2004. The ongoing effect of this issue is also included in income taxes after the first quarter of 2004. The increase in our effective income tax rate was further augmented by the impact of a tax benefit arising from a settlement with the Internal Revenue Service during 2003 for the years 1994 through 1999. The settlement involved two issues. We settled one of the two issues entirely involving the deductibility of certain complimentaries provided to customers. The other issue, involving the deductibility of a portion of payments on certain liabilities related to the restructuring of Ramada, was partially settled. We have reserved the right to pursue the unagreed portion of this issue in court and we would receive a refund, if successful. The settlement resulted in a tax benefit of $6.7 million.

RESULTS OF OPERATIONS - 2003 VERSUS 2002

The decrease in consolidated revenues in 2003 was due primarily to a $31.9 million decrease in casino revenue at the Tropicana Atlantic City offset by a $9.5 million increase in casino revenue at Casino Aztar Evansville. Our 2003 revenues and operating income at the Tropicana Atlantic City were impacted by two events: (1) an accident on the site of the construction of the parking-garage component of the expansion on October 30, 2003 and (2) the July 3, 2003 opening of the Borgata Hotel, Casino and Spa. The accident resulted in a loss of life and serious injuries, as well as extensive damage to the facilities under construction. Access to the property was limited during the subsequent days because some of the streets surrounding the property were closed. In addition, the Tropicana's operations were disrupted by the temporary evacuation of 600 hotel rooms and the temporary closure of the parking garages that are part of the existing property. Two streets adjacent to the property remained closed through January 1, 2004, preventing use of the bus terminal and limiting access to the existing parking garages and the porte cochere. For 2003, we included a charge of $0.5 million in construction accident related expense. The charge related primarily to a deductible on liability insurance and professional fees incurred. We reduced construction in progress for the estimated asset loss and recorded a receivable of approximately $3 million. We have business interruption insurance policies but no profit recovery was recorded at January 1, 2004. Profit recovery from business interruption insurance will be recorded when the amount of recovery is agreed to by the insurers.

The increase in revenues at Casino Aztar Evansville was attributable to a change in the State of Indiana rules of operation permitting open boarding of casino patrons. The new rule increased accessibility to our casino riverboat by eliminating cruising schedules. Consolidated rooms revenue increased primarily due to a $3.4 million increase in rooms revenue at the Tropicana Las Vegas offset by a $1.0 million decrease in rooms revenue at Ramada Express. The increase in the Tropicana Las Vegas rooms revenue was due to an increase in the occupancy rate and an increase in the average daily rate due to stronger demand. The decrease in the Ramada Express rooms revenue was due to a decrease in occupied rooms and a decrease in the average daily rate. Our competition lowered room prices and our occupancy decreased as we unsuccessfully tried to hold our rates.

Consolidated casino costs decreased $3.2 million. This decrease consists primarily of an $11.8 million decrease in Tropicana Atlantic City casino costs, offset by a $7.3 million increase in casino costs at Casino Aztar Evansville. The decrease in casino costs at Tropicana Atlantic City was related to the decrease in the property's casino revenue. The increase in casino costs at Casino Aztar Evansville was due to the institution of a graduated gaming tax that became effective in the third quarter of 2002 and higher payroll costs.

Consolidated marketing costs decreased $5.3 million or 6% during 2003 compared with 2002. This decrease was primarily due to reductions in business promotion expenses and payroll related expenses at Tropicana Atlantic City. The provision for doubtful accounts decreased $1.1 million in 2003 compared with 2002 primarily as a result of a decrease at Tropicana Atlantic City, where we issued less credit and experienced a lower level of returned items on the credit issued. Credit issued at Tropicana Atlantic City was down 28% in 2003 relative to 2002. When we provide for doubtful accounts receivable, we look at the amount of credit issued, the balance of our net receivable, an aging of that net receivable and consideration of any additional risk factors such as international versus domestic. The analysis we perform in evaluating our net receivable balance consists of separating receivables into those that are routine and small in balance, where we provide an allowance based on aging, and those that are larger in balance or nonroutine in nature, where we provide an allowance that subjectively considers their characteristics in addition to aging, such as credit and payment history of the customer, financial condition of the customer, collection strategies that can be used, collateral that can be obtained and whether it is international or domestic.

Consolidated property taxes and insurance expense was $29.4 million or 7% higher in 2003 compared with 2002 primarily due to an increase

MANAGEMENT'S DISCUSSION AND ANALYSIS

in property insurance. As a result of conditions in the insurance markets, our insurance costs increased substantially beginning in July 2002. Our consolidated rent expense decreased $4.0 million or 31% in 2003 compared with 2002 primarily as a result of an amendment to our riverboat landing lease agreement with the City of Evansville whereby we receive credit against our rent for development that we perform and our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002. The acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002, net of intercompany eliminations.

Tropicana Atlantic City

Casino revenue was $368.1 million in 2003 compared with $400.0 million in 2002. Slot revenue and games revenue decreased in 2003 by $18.9 million or 7% and $13.0 million or 11%, respectively, due to increased competition from the July 3, 2003 opening of the Borgata Hotel, Casino and Spa and business interruption resulting from the October 30, 2003 construction accident previously mentioned. During the period of July through October 2003, our slot revenue was down $7.5 million or 8% compared with the same period a year ago and the amount wagered at our table games was down 18%. During November and December 2003, our slot revenue was down $7.7 million or 18% compared with the same period a year ago and the amount wagered at our table games was down 27%.

Casino costs decreased $11.8 million in 2003 compared with 2002 primarily due to a decrease in casino revenue. As discussed above, marketing costs were 10% or $5.8 million lower in 2003 compared with 2002 primarily due to reductions in business promotion expenses and payroll related expenses. As previously discussed, the provision for doubtful accounts was $1.1 million lower in 2003 compared with 2002.

Our property taxes and insurance expense increased $1.3 million in 2003 compared with 2002. This change is primarily due to an increase in property insurance as discussed above.

Tropicana Las Vegas

Rooms revenue increased $3.4 million in 2003 compared with 2002 primarily as a result of a 4% increase in rooms occupied on a non-complimentary basis and a 5% increase in the average daily rate. Our occupancy and our average daily rate were higher in 2003 relative to 2002 due to increased tourism to the Las Vegas market during 2003. Las Vegas tourism had declined during 2002 as a consequence of the September 11, 2001 terrorist acts.

Rooms costs increased $1.1 million in 2003 versus 2002 primarily due to an increase in labor costs resulting from the renewal of a collective bargaining agreement with the Culinary Workers Union and an increase in occupied rooms. Rent expense was $0.7 million in 2003 compared with $2.1 million in 2002. Rent expense decreased as a result of our acquisition of the Tropicana Enterprises partnership interests on February 28, 2002. This acquisition eliminated our real estate rent expense at Tropicana Las Vegas. Prior to the acquisition, this expense was $1.4 million in 2002, net of intercompany eliminations.

Ramada Express Laughlin

Rooms revenue decreased by $1.0 million or 11% in 2003 compared with 2002 primarily due to a decrease in average daily rate and a 2% decrease in occupied rooms. Our competition lowered room prices and our occupancy decreased as we unsuccessfully tried to hold our rates. Our rooms costs decreased by $0.3 million in 2003 compared with 2002 primarily as a result of a decrease in occupied rooms.

Casino Aztar Evansville

Casino revenue was $9.5 million or 9% higher in 2003 compared with 2002 primarily due to an increase in slot revenue. We have benefited from a change in the State of Indiana rules of operation permitting open boarding of casino patrons that went into effect August 1, 2002. Dockside gaming increased accessibility to our casino riverboat by eliminating cruising schedules.

Casino costs increased $7.3 million or 20% in 2003 from 2002 due to the institution of a graduated gaming tax structure by the State of Indiana and higher payroll costs. Gaming taxes were $5.1 million higher in 2003 relative to 2002, which included $1.3 million recorded in the second quarter of 2003 as a result of an Indiana legislation change requiring casino operators to retroactively apply the dockside graduated tax rates effective July 1, 2002 versus August 1, 2002, the date dockside gaming came into effect. Payroll costs increased $1.6 million in 2003 versus 2002 due to the hiring of additional staff combined with an increase in employee benefit costs. Other costs were $1.4 million lower in 2003 than in 2002 due to a decrease in our admission tax. Our admission tax decreased as a result of dockside gaming. With dockside gaming, effective August 1, 2002, our admission tax became $3 per entry versus $3 per person per cruise.

Rent expense was $4.8 million in 2003 compared with $7.3 million in 2002. Rent expense decreased as a result of an amendment to our riverboat landing lease agreement with the City of Evansville whereby we receive credit against our rent for development projects. During 2003, we received credit in connection with our executive conference center. We plan to have additional development in Evansville but the timing is tentative. Under the terms of the lease agreement, rent expense is calculated by applying defined rent rates against the property's annual casino revenue, on a graduated basis.

Corporate

Corporate expenses increased as a result of costs incurred in connection with business development work and directors and officers insurance.

Interest Expense

The decrease in interest expense in 2003 compared with 2002 was primarily due to increased capitalized interest on the Atlantic City Tropicana expansion. Interest capitalized during 2003 was $8.3 million compared with $3.0 million during 2002.

Income Taxes

Our effective income tax rate decreased in 2003 compared with 2002 primarily as a result of a settlement with the Internal Revenue Service for two remaining issues for the years 1994 through 1999. In the fourth quarter of 2003, we settled one of the two issues entirely involving the deductibility of certain complimentaries provided to customers. The other issue, involving the deductibility of a portion of payments on certain liabilities related to the restructuring of Ramada, was partially settled. We have reserved the right to pursue the unagreed portion of this issue in court and we would receive a refund, if successful. The settlement resulted in a tax benefit of $6.7 million. In 2002, we settled these same two issues with the IRS for the years 1992 and 1993, resulting in a tax benefit of $1.0 million.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates, commodity prices and equity prices. Our primary exposure to market risk is interest rate risk associated with our CRDA investments, certain assets in other assets, long-term debt and Series B convertible preferred stock. We do not utilize these financial instruments for trading purposes. We manage our interest rate risk on long-term debt by managing the mix of our fixed-rate and variable-rate debt. There has been no change in how we manage our interest rate risk when compared to the prior fiscal year. At January 1, 2004, the carrying value, including the current portion, of our long-term debt at a fixed rate was $410.2 million and at a variable rate it was $235.4 million. During 2004, our primary activities in long-term debt consisted of (a) redeeming our $235 million 8 7/8% Senior Subordinated Notes and issuing $300 million of new 7 7/8% Senior Subordinated Notes and (b) entering into a new $675 million senior secured credit facility consisting of a five-year revolving credit facility of up to $550 million and a five-year term loan facility of $125 million. A portion of the proceeds from the new senior secured credit facility were used to repay the outstanding principal amount on our prior revolving credit facility, our prior term loan and our Tropicana Enterprises Loan. Additional borrowings under the new senior secured credit facility were made to finance our day to day operations and to expedite the completion of the Atlantic City Tropicana expansion project.

The following table provides information at December 30, 2004 about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows (in millions) and related weighted average interest rates by expected maturity dates.

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
ASSETS								
Investments								
Fixed rate	--	--	--	--	--	$ 9.6	$ 9.6	$ 9.6
Average interest rate	--	--	--	--	--	3.6%		
Variable rate	--	--	--	--	--	$ 14.0	$ 14.0	$ 14.0
Average interest rate*								
Other assets								
Variable rate	--	--	--	--	--	$ 8.3	$ 8.3	$ 8.3
Average interest rate*								
LIABILITIES								
Long-term debt, including current portion								
Fixed rate	$ 0.1	--	--	--	--	$ 475.0	$ 475.1	$ 524.6
Average interest rate	10.7%	--	--	--	--	8.3%		
Variable rate	$ 1.2	$ 1.2	$ 7.2	$ 16.2	$ 231.6	--	$ 257.4	$ 257.4
Average interest rate**								
SERIES B CONVERTIBLE PREFERRED STOCK								
Fixed rate	--	--	--	--	--	$ 4.9	$ 4.9	$ 17.8
Average dividend rate	--	--	--	--	--	8.0%		

* Interest is based upon short term investment rates.

**Interest is based upon, at our option, a one-, two-, three-, or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.75%, or the prime rate plus a margin ranging from 0.25% to 1.75%. The applicable margin is dependent upon Aztar's ratio of outstanding indebtedness to operating cash flow, as defined.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require us to make estimates and assumptions about the effects of matters that are inherently uncertain. Those estimates and assumptions affect the reported amounts and disclosures in our consolidated financial statements. Actual results inevitably will differ from those estimates, and such difference may be material to the financial statements. Of our accounting estimates, we believe the following may involve a higher degree of judgment and complexity.

PROPERTY AND EQUIPMENT

At December 30, 2004, we have property and equipment of $1.2 billion, representing 82% of our total assets. We exercise judgment with regard to property and equipment in the following areas: (1) determining whether an expenditure is eligible for capitalization or if it should be expensed as incurred, (2) estimating the useful life and determining the depreciation method of a capitalized asset, and (3) if events or changes in circumstances warrant an assessment, determining if and to what extent an asset has been impaired. The accuracy of our judgments impacts the amount of depreciation expense we recognize, the amount of gain or loss on the disposal of these assets, whether or not an asset is impaired and, if an asset is impaired, the amount of the loss related to the impaired asset that is recognized. Our judgments about useful lives as well as the existence and degree of asset impairments could be affected by future events, such as property expansions, property developments, obsolescence, new competition, new regulations and new taxes, and other economic factors. Historically, there have been no events or changes in circumstances that have warranted an impairment review and our other estimates as they relate to property and equipment have not resulted in significant changes. With the exception of a possible impairment review with regard to the Tropicana Las Vegas development discussed below, we don't anticipate that our current estimates are reasonably likely to change in the future.

Expenditures associated with the repair or maintenance of a capital asset are expensed as incurred. Expenditures that are expected to provide future benefits to the company or that extend the useful life of an existing asset are capitalized. The useful lives that we assign to property and equipment represent the estimated number of years that the property and equipment is expected to contribute to the revenue generating process based on our current operating strategy. We believe that the useful lives of our property and equipment expire evenly over time. Accordingly, we depreciate our property and equipment on a straight-line basis over their useful lives.

When events or changes in circumstances indicate the carrying value of an asset may not be recoverable, we group assets to the level where we can identify future cash flows and estimate the undiscounted future cash flows that the assets are expected to generate. In the event that the sum of the undiscounted future cash flows is less than the carrying amount, we would recognize an impairment loss equal to the excess of the carrying value over the fair value. Such an impairment loss would be recognized as a non-cash component of operating income. Our ability to determine and measure an impaired asset depends, to a large extent, on our ability to properly estimate future cash flows. Our master plan for a potential development of our Las Vegas Tropicana site envisions the creation of two separate but essentially equal and inter-connected 17-acre sites. The north site would be developed by us. The south site would be held for our future development, joint venture development, or sale for development by another party. For development of a potential project on the north site, a detailed design has substantially been completed. However, we have postponed a decision about whether and when we will proceed with this development. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment with a possible write-down and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could result in adjustments that have a material adverse effect on our consolidated results of operations. The net book value of the property and equipment used in the operation of the Las Vegas Tropicana, excluding land at a cost of $110 million, was $56.3 million at December 30, 2004. The net book value of accounts receivable, inventories, and prepaid expenses at the Las Vegas Tropicana was $6.9 million at December 30, 2004.

DEVELOPMENT COSTS

At December 30, 2004, capitalized development costs, included as part of other assets, totaled $18.4 million. These costs relate primarily to expenditures incurred in connection with the master plan for a potential development of our Las Vegas Tropicana site, including a detailed design plan and construction documents. However, we have postponed a decision about whether and when we will proceed with this development. If we ultimately decide to abandon the project and there is no other use for our plans, we would write off these development costs. Our final decision could be impacted by a number of factors, including, but not limited to, changing market conditions, an inability to obtain sufficient financing, an act of terror, new regulations and new laws, the estimated construction costs, etc.

INCOME TAX LIABILITIES

We are subject to federal income taxes and state income taxes in those jurisdictions in which our properties operate. We exercise judgment with regard to income taxes in the following areas: (1) interpreting whether expenses are deductible in accordance with federal income tax and state income tax codes, (2) estimating annual effective federal and state income tax rates and (3) assessing whether deferred tax assets are, more likely than not, expected to be realized. The accuracy of these judgments impacts the amount of income tax expense we recognize each period.

As a matter of law, we are subject to examination by federal and state taxing authorities. We have estimated and provided for income taxes in accordance with settlements reached with the Internal Revenue Service in prior audits. Although we believe that the amounts reflected in our tax returns substantially comply with the applicable federal and state tax regulations, both the IRS and the various state taxing authorities can and have taken positions contrary to ours based on their interpretation of the law. A tax position that is challenged by a taxing authority could result in an adjustment to our income tax liabilities and related tax provision.

During the first quarter of 2004, the IRS completed its examination of the company's income tax returns for the years 2000 through 2002. The only issue in dispute involved the deductibility of a portion of the payments on certain liabilities related to the restructuring of Ramada Inc. During the fourth quarter of 2003, the IRS completed its examination for the years 1994 through 1999 and settled one of the two remaining issues entirely and a portion of the other remaining issue, resulting in a tax benefit of $6.7 million. The issue that was settled entirely involved the deductibility of certain complimentaries provided to customers. The other issue involved the deductibility of a portion of payments on certain liabilities related to the restructuring, the same issue as described above for the 2000 through 2002 years. We have reserved the right to pursue the unagreed portion of this issue in court for the years 1994 through 2002 and we would receive a refund, if successful.

On July 2, 2002, the State of New Jersey enacted the Business Tax Reform Act. We have provided for New Jersey income taxes based on our best estimate of the effect of this law. Certain provisions of the Act are subject to future rules and regulations and the discretion of the Director. We believe our interpretation of the law is reasonable and we don't expect material adjustments; however, we are unable to determine the discretion of the Director. The New Jersey Division of Taxation is examining the New Jersey income tax returns for the years 1995 through 2001. We believe that adequate provision for income taxes and interest has been made in the financial statements.

Ramada Indemnification

We have agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring on December 20, 1989, as well as all related attorney's fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5.0 million of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. There is no limit to the term or the maximum potential future payment under this indemnification. In addition, we agreed to indemnify Ramada for certain lease guarantees made by Ramada. The lease terms potentially extend through 2015 and Ramada guaranteed all obligations under these leases. We have recourse against a subsequent purchaser of the operations covered by these leases. The estimated maximum potential amount of future payments we could be required to make under these indemnifications is $7 million at December 30, 2004. We would be required to perform under this guarantee 1) if monetary judgments and related expenses in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring exceeded the above described amount, or 2) if lessees with lease guarantees failed to perform under their leases, the lessee and lessor could not reach a negotiated settlement and the lessor was able to successfully proceed against Ramada, who in turn was able to successfully proceed against the company. In connection with these matters, we established a liability at the time of the Restructuring and our remaining accrued liability was $3.8 million at December 30, 2004.

Impact of the October 30, 2003 Construction Accident

An accident occurred on the site of the parking-garage component of the expansion of the Atlantic City Tropicana. In 2003, we reduced construction in progress for the estimated asset loss and recorded a receivable of approximately $3 million. By September 30, 2004, the contractor had made substantial progress in rebuilding the damaged parking structure. Because the cost of the reconstructed portion of the garage that was fully paid by the contractor exceeded the $3 million asset loss previously incurred, we increased construction in progress for $3 million and relieved the corresponding receivable at September 30, 2004. In addition to the $3 million asset loss that was recognized and subsequently recovered, we recognized $5 million of expense in 2004 for costs incurred to repair areas near or adjacent to the parking garage that were damaged as a result of the accident. This expense was classified as a component of other income.

In order to ensure that the construction proceed expeditiously and in order to settle certain disputes, we and the general contractor entered into a settlement agreement on October 6, 2004 that delineates how we and the contractor will share the cost of and the insurance proceeds received for the dismantlement, debris removal and rebuild. During 2004, we estimated and recognized $1.6 million of expense for dismantlement and debris removal activities that are probable of not being recovered under insurance. These dismantlement and debris removal costs were also classified as a component of other income. At December 30, 2004, we recorded a receivable of $1.6 million for dismantlement and debris removal activities that are probable of being recovered under insurance and it was part of the construction accident receivables. During 2004, we received $10.5 million of insurance recovery associated with the rebuild, net of direct costs to obtain the recovery. This net recovery was classified as other income.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and the estimated number of awards that are expected to vest. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. SFAS 123(R) supersedes APB 25, which we have elected to follow. SFAS 123(R) is effective for us at the beginning of the fiscal third quarter of 2005. SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 that we have followed for disclosure purposes. For periods before the required effective date, we may elect to adjust financial statements of prior periods on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. We have not decided whether or not to restate prior periods. Based on stock options granted through December 30, 2004, we estimate that, net of the related income tax benefits, we will record an additional cost of approximately $0.5 million for the third quarter of 2005 and $0.5 million for the fourth quarter of 2005.

Private Securities Litigation Reform Act

Certain information included in Aztar's Form 10-K for the year ended December 30, 2004, and other materials filed or to be filed with, or furnished or to be furnished to the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us, including those made in Aztar's 2004 annual report) contains statements that are forward-looking. These include forward-looking statements relating to the following activities, among others: operation and expansion of existing properties, in particular the Atlantic City Tropicana, including future performance; development of the Las Vegas Tropicana and financing and/or concluding an arrangement with a partner for such development; other business development activities; uses of free cash flow; stock repurchases; debt repayments; possible future debt refinancings; and use of derivatives. These forward-looking statements generally can be identified by phrases such as we "believe," "expect," "anticipate," "foresee," "forecast," "estimate," "target," or other words or phrases of similar import. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements.

Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by us or on our behalf. These risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in Aztar's reports filed with or furnished to the SEC: those factors relating to terrorism and the uncertainty of war and other factors affecting discretionary consumer spending; uncertainties related to the extent and timing of our recoveries from our insurance carriers for our various losses suffered in connection with the accident on October 30, 2003; the extent to which our existing operations will continue to be adversely affected by the ongoing effects of the accident on October 30, 2003; the extent to which we realize revenue and EBITDA increases as a result of the Tropicana Atlantic City expansion; uncertainties in connection with the renegotiation of our collective bargaining agreements; our ability to execute our development plans, estimates of development costs and returns on development capital; construction and development factors, including zoning and other regulatory issues, environmental restrictions, soil conditions, weather, fire, flood and other natural hazards, site access matters, shortages of material and skilled labor, labor disputes and work stoppages, and engineering and equipment problems; factors affecting leverage and debt service, including sensitivity to fluctuation in interest rates; access to available and feasible financing; regulatory and licensing matters; third-party consents, approvals and representations, and relations with suppliers and other third parties; reliance on key personnel; business and economic conditions; the cyclical nature of the hotel business and the gaming business; the effects of weather; market prices of our common stock; litigation outcomes, judicial actions, labor negotiations, legislative matters and referenda including the potential legalization of gaming in Maryland and New York and VLTs at the Meadowlands in New Jersey, and taxation including potential tax increases in Indiana, Missouri, Nevada and New Jersey; the impact of new competition on our operations including prospective new competition in Pennsylvania; and the effects of other competition, including locations of competitors and operating and marketing competition. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and speak only as of the date made.



MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our internal control over financial reporting is a process designed by members of our management under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management, including our chief executive officer and our chief financial officer as well as directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

We performed an evaluation as of December 30, 2004, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the Company's internal control over financial reporting. We recognize, as members of the Company's management, that we are responsible for establishing and maintaining adequate internal control over financial reporting and for assessing, on an annual basis, the effectiveness of the Company's internal control over financial reporting. Our assessment was performed in accordance with the criteria established in the *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of the assessment, management concluded that the Company's internal control over financial reporting was effective as of December 30, 2004 based on those criteria. Our assessment of the effectiveness of the Company's internal control over financial reporting has been audited by our independent registered public accounting firm who has also audited the financial statements included in this annual report as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aztar Corporation:

We have completed an integrated audit of Aztar Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 30, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Aztar Corporation and its subsidiaries (the "Company") at December 30, 2004 and January 1, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing on page 37 of the 2004 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of December 30, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Phoenix, Arizona
February 28, 2005

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)	December 30, 2004	January 1, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 52,908	$ 70,586
Accounts receivable, net	17,668	17,043
Construction accident receivables	4,247	3,345
Refundable income taxes	19,457	5,587
Inventories	8,643	7,576
Prepaid expenses	10,300	10,049
Insurance deposits	6,000	--
Deferred income taxes	11,331	14,945
Total current assets	130,554	129,131
Investments	23,602	19,586
Property and equipment:		
Buildings, riverboats and equipment, net	1,015,140	738,978
Land	216,111	216,103
Construction in progress	7,869	166,544
Leased under capital leases, net	26	44
	1,239,146	1,121,669
Intangible assets	34,380	34,616
Other assets	83,958	42,771
	$ 1,511,640	$ 1,347,773
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accruals	$ 94,321	$ 65,746
Accrued payroll and employee benefits	29,978	28,133
Accrued interest payable	9,029	9,478
Accrued rent	8,787	10,755
Current portion of long-term debt	1,292	16,963
Current portion of other long-term liabilities	972	981
Total current liabilities	144,379	132,056
Long-term debt	731,253	628,603
Other long-term liabilities	23,815	19,825
Deferred income taxes	40,988	27,462
Contingencies and commitments		
Series B convertible preferred stock (redemption value $17,791 and $12,187)	4,914	5,253
Shareholders' equity:		
Common stock, $.01 par value (34,781,585 and 34,270,803 shares outstanding)	533	526
Paid-in capital	451,404	441,498
Retained earnings	319,018	291,573
Accumulated other comprehensive loss	(3,259)	(1,526)
Less: Treasury stock	(201,405)	(197,497)
Total shareholders' equity	566,291	534,574
	$ 1,511,640	$ 1,347,773

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS



For the Years Ended December 30, 2004, January 1, 2004 and January 2, 2003

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003	2002
REVENUES			
Casino	$ 635,579	$ 641,096	$ 664,957
Rooms	85,713	76,218	73,702
Food and beverage	55,208	55,979	56,232
Other	39,727	39,853	39,383
	816,227	813,146	834,274
COSTS AND EXPENSES			
Casino	275,995	277,969	281,211
Rooms	42,602	39,349	38,336
Food and beverage	54,037	53,645	53,448
Other	29,945	30,106	31,888
Marketing	79,396	76,774	82,057
General and administrative	85,478	77,227	75,831
Utilities	20,216	17,761	16,723
Repairs and maintenance	26,180	24,123	24,852
Provision for doubtful accounts	967	1,530	2,582
Property taxes and insurance	30,316	29,442	27,597
Rent	8,711	8,779	12,770
Construction accident related	6,238	512	--
Construction accident insurance recoveries	(12,217)	--	--
Depreciation and amortization	55,128	50,906	50,499
Preopening costs	2,893	--	--
	705,885	688,123	697,794
OPERATING INCOME	110,342	125,023	136,480
Other income	3,907	--	--
Interest income	807	736	1,035
Interest expense	(37,012)	(36,375)	(41,224)
Equity in unconsolidated partnership's loss	--	--	(458)
Loss on early retirement of debt	(10,372)	--	--
Income before income taxes	67,672	89,384	95,833
Income taxes	(39,197)	(28,454)	(36,974)
NET INCOME	$ 28,475	$ 60,930	$ 58,859
Net income per common share	$ .79	$ 1.72	$ 1.56
Net income per common share assuming dilution	$ .76	$ 1.66	$ 1.51
Weighted-average common shares applicable to:			
Net income per common share	34,547	34,999	37,191
Net income per common share assuming dilution	36,558	36,563	38,841

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 30, 2004, January 1, 2004 and January 2, 2003

(IN THOUSANDS)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 28,475	$ 60,930	$ 58,859
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	56,950	52,432	51,958
Provision for losses on accounts receivable	967	1,530	2,582
Loss on early retirement of debt	10,372	--	--
Loss (gain) on reinvestment obligation	991	250	(2,662)
Rent expense	470	459	(171)
Distribution less than equity in income of partnership	--	--	(414)
Deferred income taxes	17,140	688	12,917
Change in assets and liabilities:			
(Increase) decrease in receivables	(5,275)	(47)	764
(Increase) decrease in refundable income taxes	(13,870)	(994)	(4,593)
(Increase) decrease in inventories and prepaid expenses	(1,745)	(1,167)	2,007
Increase (decrease) in accounts payable, accrued expenses and income taxes payable	19,879	(4,399)	2,619
Other items, net	(9,088)	1,683	4,682
Net cash provided by (used in) operating activities	105,266	111,365	128,548
CASH FLOWS FROM INVESTING ACTIVITIES			
Reduction in investments	1,930	2,252	13,927
Proceeds from insurance	10,879	--	--
Purchases of property and equipment	(160,327)	(147,379)	(74,673)
Acquisition of Tropicana Enterprises partnership interests	--	--	(117,500)
Additions to other long-term assets	(43,049)	(23,846)	(9,023)
Net cash provided by (used in) investing activities	(190,567)	(168,973)	(187,269)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	1,018,572	405,257	176,400
Proceeds from issuance of common stock	3,613	1,466	4,499
Principal payments on long-term debt	(930,921)	(288,015)	(156,102)
Premium paid on early retirement of debt	(7,616)	--	--
Principal payments on other long-term liabilities	(22)	(33)	(27)
Debt issuance costs	(12,768)	--	--
Repurchase of common stock	(1,858)	(42,244)	(4,061)
Preferred stock dividend	(406)	(435)	(461)
Redemption of preferred stock	(971)	(698)	(753)
Net cash provided by (used in) financing activities	67,623	75,298	19,495
Net increase (decrease) in cash and cash equivalents	(17,678)	17,690	(39,226)
Cash and cash equivalents at beginning of year	70,586	52,896	92,122
Cash and cash equivalents at end of year	$ 52,908	$ 70,586	$ 52,896

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


For the Years Ended December 30, 2004, January 1, 2004 and January 2, 2003

(IN THOUSANDS)	2004	2003	2002
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Acquisition of Tropicana Enterprises partnership interests:			
Investments in and advances to unconsolidated partnership	$ --	$ --	$ 6,828
Buildings, net	--	--	(41,411)
Land	--	--	(109,979)
Intangible assets	--	--	(22,172)
Other assets	--	--	7,841
Current portion of long-term debt	--	--	4,148
Current portion of other long-term liabilities	--	--	(847)
Long-term debt	--	--	44,773
Other long-term liabilities	--	--	(6,681)
Net cash used in acquisition	$ --	$ --	$ (117,500)
Summary of non-cash investing and financing activities:			
Exchange of common stock in lieu of cash payments in connection with the exercise of stock options	$ 2,050	$ --	$ 5
Current liabilities incurred for other assets	--	1,919	6,163
Cash flow during the year for the following:			
Interest paid, net of amount capitalized	$ 35,639	$ 34,506	$ 40,137
Income taxes paid	30,806	27,765	27,318

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



For the Years Ended December 30, 2004, January 1, 2004 and January 2, 2003

(IN THOUSANDS)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss - Minimum Pension Liability Adjustment	Treasury Stock	Total
BALANCE, JANUARY 3, 2002	$ 517	$ 431,455	$ 173,409	$ (353)	$ (151,187)	$ 453,841
Net income			58,859			58,859
Minimum pension liability adjustment, net of income tax benefit				(259)		(259)
Total comprehensive income						58,600
Stock options exercised	7	4,497			(5)	4,499
Tax benefit from stock options exercised		3,323				3,323
Preferred stock dividend and losses on redemption			(848)			(848)
Repurchase of common stock					(4,061)	(4,061)
BALANCE, JANUARY 2, 2003	524	439,275	231,420	(612)	(155,253)	515,354
Net income			60,930			60,930
Minimum pension liability adjustment, net of income tax benefit				(914)		(914)
Total comprehensive income						60,016
Stock options exercised	2	1,464				1,466
Tax benefit from stock options exercised		759				759
Preferred stock dividend and losses on redemption			(777)			(777)
Repurchase of common stock					(42,244)	(42,244)
BALANCE, JANUARY 1, 2004	526	441,498	291,573	(1,526)	(197,497)	534,574
Net income			28,475			28,475
Minimum pension liability adjustment, net of income tax benefit				(1,733)		(1,733)
Total comprehensive income						26,742
Stock options exercised	7	5,656			(3,908)	1,755
Tax benefit from stock options exercised		4,250				4,250
Preferred stock dividend and losses on redemption			(1,030)			(1,030)
BALANCE, DECEMBER 30, 2004	$ 533	$ 451,404	$ 319,018	$ (3,259)	$ (201,405)	$ 566,291

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Statements

Aztar Corporation ("Aztar" or "Company") was incorporated in Delaware in June 1989 to operate the gaming business of Ramada Inc. ("Ramada") after the restructuring of Ramada ("Restructuring"). The Restructuring involved the disposition of Ramada's hotel and restaurant businesses with Ramada's shareholders retaining their interest in the gaming business. As part of the Restructuring, the gaming business and certain other assets and liabilities of Ramada were transferred to Aztar, and a wholly-owned subsidiary of New World Hotels (U.S.A.), Inc. was merged with Ramada ("Merger"). In the Merger, each share of Ramada common stock was converted into the right to receive $1.00 and one share of Aztar common stock.

The Company operates casino hotels in Atlantic City, New Jersey and Las Vegas, Nevada, under the Tropicana name and in Laughlin, Nevada, as Ramada Express. The Company operates casino riverboats in Caruthersville, Missouri and Evansville, Indiana under the Casino Aztar name. A substantial portion of the Company's consolidated revenues and assets is concentrated at the Atlantic City Tropicana.

The consolidated financial statements include the accounts of Aztar and all of its controlled subsidiaries and partnerships. All subsidiary companies are wholly owned. In consolidating, all material intercompany transactions are eliminated. The Company uses a 52/53 week fiscal year ending on the Thursday nearest December 31, which included 52 weeks in 2004, 2003 and 2002.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. These instruments are stated at cost, which approximates fair value because of their short maturity.

Short-term Investments

Short-term investments purchased with an original maturity of over three months but less than one year are stated at cost, which approximates fair value because of their short maturity. There were no short-term investments at December 30, 2004 or January 1, 2004.

Inventories

Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out and the average cost methods.

Advertising Costs

Costs for advertising are expensed as incurred, except costs for direct-response advertising, which are capitalized and amortized over the period of the related program, which varies from one month to six months. Direct-response advertising costs consist primarily of mailing costs associated with direct-mail programs. Capitalized advertising costs, included in prepaid expenses, were immaterial at December 30, 2004 and January 1, 2004. Advertising costs that were expensed during the year were $18,688,000 in 2004, $15,433,000 in 2003 and $15,704,000 in 2002.

Other Investments

The Casino Reinvestment Development Authority ("CRDA") deposits are carried at cost less a valuation allowance because they have to be used to purchase CRDA bonds that carry below market interest rates unless an alternative investment is approved. The valuation allowance is established by a charge to the Statement of Operations at the time the obligation is incurred to make the deposit unless there is an agreement with the CRDA for a return of the deposit at full face value. If the CRDA deposits are used to purchase CRDA bonds, the valuation allowance is transferred to the bonds as a discount, which is amortized to interest income using the interest method. If the CRDA deposits are used to make other investments, the valuation allowance is transferred to those investments and remains a valuation allowance.

The CRDA bonds are classified as held-to-maturity securities and are carried at amortized cost less a valuation allowance.

Property and Equipment

Property and equipment are stated at cost. During construction, the Company capitalizes interest and other direct and indirect costs, which are primarily property taxes, insurance costs, outside legal costs and the compensation costs of project personnel devoted exclusively to managing the project. Interest is capitalized monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. The interest that was capitalized during the year was $12,886,000 in 2004, $8,322,000 in 2003 and $3,004,000 in 2002.

Depreciation and amortization are computed by the straight-line method based upon the following useful lives: buildings and improvements, 3-40 years; riverboats, barge, docking facilities and improvements, 3-25 years; furniture and equipment, 3-15 years; and leasehold improvements, shorter of lease term or asset useful life. Accumulated depreciation and amortization on buildings, riverboats and equipment was $575,986,000 at December 30, 2004 and $540,113,000 at January 1, 2004.

Improvements, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss, if any, on disposition is recognized in income as realized.

Intangible Assets

Costs incurred to obtain initial gaming licenses to operate a casino are capitalized as incurred. These costs are not being amortized as the Company has determined that the useful life of the initial gaming licenses is indefinite. Subsequent costs incurred to renew gaming licenses are capitalized and amortized evenly over the renewal period. Licensing costs consist primarily of payments or obligations to civic and community organizations, legal and consulting fees, application and selection fees with associated investigative costs and direct internal salaries and related costs of development personnel.

Other Assets

Debt issuance costs are capitalized as incurred and amortized using the interest method.

Development costs associated with pursuing opportunities in gaming jurisdictions, as well as in jurisdictions in which gaming has not been approved, are expensed as incurred until a particular opportunity is determined to be viable, generally when the Company has been selected as the operator of a new gaming facility, has applied for a gaming license or has obtained rights to a specific site. Development costs incurred subsequent to these criteria being met are capitalized. Development costs associated with the Company's existing properties are expensed as incurred until a particular project is deemed viable and selected for further evaluation, after which they are capitalized. Development costs consist primarily of licensing costs, site acquisition costs, concept and design fees and architectural fees. In jurisdictions in which gaming has not been approved, only site acquisition costs are capitalized. In the event a project is later determined not to be viable or the Company is not licensed to operate a facility at a site, the capitalized costs related to this project or site would be expensed. It is reasonably possible that management's estimate of viability with regard to a development project may change in the near term.

Leasing costs are capitalized as incurred and amortized evenly, as a reduction to rental income, over the related lease terms. Leasing costs consist primarily of tenant allowances, which are incentives provided to tenants whereby the Company agrees to pay certain amounts toward tenant leasehold improvements or other tenant development costs. Leasing costs also include lease acquisition costs, which consist primarily of leasing agent fees and legal fees incurred by the Company.

Valuation of Long-Lived Assets

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or amortizable intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposition. An annual impairment review based on fair value is required for all intangible assets with indefinite lives. The Company performed an impairment test of its intangible assets with indefinite lives during the year 2004 and concluded that there was no impairment.

Equity Instruments

The fair-value-based method of accounting is used for equity instruments issued to nonemployees for goods or services. The intrinsic-value-based method of accounting is used for stock-based employee compensation plans. The Company has elected to follow Accounting Principles Board Opinion No. 25 entitled "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock-based employee compensation arrangements because the alternative fair-value-based method of accounting provided for under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 entitled "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options.

Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company's stock-based employee compensation plans are more fully discussed in Note 12. Stock Options.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock option plans under the fair-value-based method of that Statement. The fair value for these options was estimated at the date of grant or modification using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.2% in 2004, 2.6% in 2003 and 4.8% in 2002, no dividend in 2004, 2003 or 2002, volatility factor of the expected market price of the Company's common stock of .47 in 2004 and .50 in 2003 and 2002, and an expected life of the option of 5.0 years in 2004, 5.2 years in 2003 and 5.6 years in 2002.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma information is as follows (in thousands, except per share data):

	2004	2003	2002
Net income, as reported	$ 28,475	$ 60,930	$ 58,859
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method of accounting, net of income tax benefit	(3,977)	(3,197)	(3,542)
Pro forma net income	$ 24,498	$ 57,733	$ 55,317
Net income per common share:			
As reported	$ .79	$ 1.72	$ 1.56
Pro forma	$ .68	$ 1.63	$ 1.46
Net income per common share assuming dilution:			
As reported	$ .76	$ 1.66	$ 1.51
Pro forma	$ .65	$ 1.58	$ 1.42

Revenue Recognition

Casino revenue consists of gaming win net of losses. Other revenue consists of revenue from many various sources such as entertainment, retail outlets including gift shops, telephone, commissions and surcharges, hotel services, admissions to our riverboats and rental income. These revenues are recognized as earned. Revenues exclude the retail value of complimentary food and beverage, accommodations and other goods and services provided to customers. The estimated costs of providing such complimentaries have been classified as casino expenses through interdepartmental allocations as follows (in thousands):

	2004	2003	2002
Rooms	$ 18,451	$ 18,000	$ 18,421
Food and beverage	48,434	48,417	47,698
Other	2,702	3,280	3,066
	$ 69,587	$ 69,697	$ 69,185

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share

Earnings per common share excludes dilution and is computed by dividing income applicable to common shareholders by the weighted-average number of common shares outstanding. Earnings per common share, assuming dilution, is computed based on the weighted-average number of common shares outstanding after consideration of the dilutive effect of stock options and the assumed conversion of the preferred stock at the stated rate.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment." SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and the estimated number of awards that are expected to vest. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. SFAS 123(R) supersedes APB 25, which the Company has elected to follow. SFAS 123(R) is effective for the Company at the beginning of the fiscal third quarter of 2005. SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 that the Company has followed for disclosure purposes. For periods before the required effective date, the Company may elect to adjust financial statements of prior periods on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. The Company has not decided whether or not to restate prior periods. Based on stock options granted through December 30, 2004, the Company estimates that, net of the related income tax benefits, it will record an additional cost of approximately $500,000 for the third quarter of 2005 and $500,000 for the fourth quarter of 2005.

Reclassifications

Certain reclassifications have been made in the 2003 Consolidated Statement of Operations and the 2002 Consolidated Statement of Cash Flows in order to be comparable with the 2004 presentations.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments and trade accounts receivable. The Company places its cash and temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits.

The Atlantic City Tropicana has a concentration of credit risk in the northeast region of the U.S. The accounts receivable at the Nevada operations are concentrated in California and the southwest region of the U.S. As a general policy, the Company does not require collateral for these receivables. At December 30, 2004 and January 1, 2004, the net accounts receivable at Tropicana Atlantic City were $12,875,000 and $11,040,000, respectively, and the net accounts receivable at Tropicana Las Vegas and Ramada Express combined were $4,129,000 and $5,106,000, respectively.

Trade receivables are initially recorded at cost. Accounts are written off when the Company deems the account to be uncollectible. An allowance for doubtful accounts is maintained at a level considered adequate to provide for possible future losses. The allowance is estimated based on specific review of customer accounts, the age of the receivables, the Company's historical collection experience and current economic conditions. At December 30, 2004 and January 1, 2004, the allowance for doubtful accounts was $13,138,000 and $14,098,000, respectively.

NOTE 3. ACQUISITION AND PRIOR INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

The Company's prior investment in unconsolidated partnership was a noncontrolling partnership interest of 50% in Tropicana Enterprises, a Nevada general partnership that owned the real property that the Company leased in the operation of the Las Vegas Tropicana. The Company used the equity method of accounting for this investment. On February 28, 2002, the Company purchased the 50% partnership interest in Tropicana Enterprises that it did not own. After credits, the Company paid $117,500,000. The source of funds for this purchase was cash on hand of $47,500,000 and $70,000,000 in borrowings under its prior revolving credit facility ("Prior Revolver"). In addition, the Company assumed $48,921,000 of partnership debt ("Tropicana Enterprises Loan") that the Company was servicing through its rent payments. This purchase eliminates, after February 28, 2002, the Company's real estate rent expense at the Las Vegas Tropicana and its equity in unconsolidated partnership's loss. In connection with the lease, the Company expensed rents of $2,722,000 in 2002, of which 50% was eliminated in consolidation. The Company's equity in unconsolidated partnership's loss during the year was $458,000 in 2002. Distributions received from Tropicana Enterprises during the year were $489,000 in 2002. The purchase, however, increases depreciation and interest expenses and decreases interest income after February 28, 2002. As part of the acquisition, the Company acquired the 50% interest in the Tropicana trademark, an intangible asset with an indefinite life, that it did not already own as part of its interest in the partnership, at an allocated cost of $22,172,000 based upon an appraisal report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized operating results, prior to the acquisition, for the unconsolidated partnership are as follows (in thousands):

		2002
Revenues	$	2,722
Operating expenses		(473)
Operating income		2,249
Interest expense		(253)
Net income	$	1,996

The Company's share of the above operating results, after intercompany eliminations, is as follows (in thousands):

		2002
Equity in unconsolidated partnership's loss	$	(458)

NOTE 4. INVESTMENTS

Investments consist of the following (in thousands):

		December 30, 2004		January 1, 2004
CRDA deposits, net of a valuation allowance of $4,748 and $4,321	$	13,585	$	12,463
CRDA bonds, net of a valuation allowance of $1,720 and $1,470 and an unamortized discount of $2,746 and $2,756		4,924		5,050
CRDA other investments, net of a valuation allowance of $1,771 and $1,171		5,093		2,073
	$	23,602	$	19,586

The Company has a New Jersey investment obligation based upon its New Jersey casino revenue. The Company may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the CRDA. Deposits with the CRDA bear interest at two-thirds of market rates, resulting in a fair value lower than cost. These deposits, under certain circumstances, may be donated to the CRDA in exchange for credits against future investment obligations. If not used for other purposes, the CRDA deposits are used to invest in bonds issued by the CRDA as they become available that also bear interest at two-thirds of market rates. The CRDA bonds have various contractual maturities that range from 10 to 40 years. Actual maturities may differ from contractual maturities because of prepayment rights.

In April 2002, the Company commenced construction on a major expansion project at the Atlantic City Tropicana. The Company has an agreement with the CRDA for approximately $20,100,000 in funding in connection with this expansion project. As of December 30, 2004, the Company has received approximately $18,100,000 in funding from the CRDA under this agreement. At December 30, 2004 and January 1, 2004, the Company had approximately $400,000 and $800,000, respectively, in available deposits with the CRDA that qualified for this funding and accordingly reclassified these amounts to accounts receivable.

NOTE 5. LAS VEGAS TROPICANA DEVELOPMENT

The Company's master plan for a potential development of its Las Vegas Tropicana site envisions the creation of two separate but essentially equal and inter-connected sites. The north site would be developed by the Company. The south site would be held for future Company development, joint venture development, or sale for development by another party.

For development of a potential project on the north site, a detailed design has substantially been completed. However, the Company has postponed a decision about whether and when it will proceed with that development. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment with a possible write-down and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could result in adjustments that have a material adverse effect on our consolidated results of operations.

The net book value of the property and equipment used in the operation of the Las Vegas Tropicana, excluding land at a cost of $109,979,000, was $56,253,000 at December 30, 2004. The net book value of accounts receivable, inventories and prepaid expenses at the Las Vegas Tropicana was $6,917,000 at December 30, 2004. It is reasonably possible that the carrying value of some or all of these assets may change in the near term.

NOTE 6: INTANGIBLE ASSETS

Acquired intangible assets consist of the following (in thousands):

	December 30, 2004		January 1, 2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Gaming license renewal costs	$ 2,603	$ 958	$ 2,049	$ 342
Other	285	74	445	60
	$ 2,888	$ 1,032	$ 2,494	$ 402
Not subject to amortization:				
Tropicana trademark	$ 22,172		$ 22,172	
Initial gaming licenses	10,352		10,352	
	$ 32,524		$ 32,524	

Amortization of acquired intangible assets was $637,000 in 2004, $142,000 in 2003 and $442,000 in 2002.

Estimated future amortization expense for the acquired intangible assets subject to amortization at December 30, 2004 is as follows for each of the five years subsequent to December 30, 2004 (in thousands):

2005	$ 613
2006	541
2007	474
2008	17
2009	17

NOTE 7. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 30, 2004	January 1, 2004
8 7/8% Senior Subordinated Notes Due 2007	$ --	$ 235,000
9% Senior Subordinated Notes Due 2011; redeemable at a defined premium	175,000	175,000
7 7/8% Senior Subordinated Notes due 2014; redeemable at a defined premium	300,000	--
Prior Revolver; floating rate; matures June 30, 2005	--	146,500
Revolver; floating rate, 4.3% at December 30, 2004; matures July 22, 2009	132,800	--
Prior Term Loan; floating rate; matures June 30, 2005	--	47,750
Term Loan; floating rate, 4.0% at December 30, 2004; matures July 22, 2009	124,688	--
Tropicana Enterprises Loan; floating rate; matures June 30, 2005	--	41,116
Obligations under capital leases	57	200
	732,545	645,566
Less current portion	(1,292)	(16,963)
	$ 731,253	$ 628,603

Maturities of long-term debt for the five years subsequent to December 30, 2004 are as follows (in thousands):

2005	$ 1,292
2006	1,265
2007	7,188
2008	16,250
2009	231,550

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 22, 2004, the Company obtained a new $675,000,000 senior secured credit facility consisting of a five-year revolving credit facility (including letter of credit and swingline sublimits) of up to $550,000,000 ("Revolver") and a five-year term loan facility of $125,000,000 ("Term Loan"). The new senior secured credit facility ("Credit Agreement") amended and restated the Company's prior revolving credit facility. The Company used the funds available under the new senior secured credit facility to pay off its Prior Revolver, Prior Term Loan and Tropicana Enterprises Loan, and to pay fees and expenses associated with the Credit Agreement. At December 30, 2004, the outstanding letters of credit under the Credit Agreement were $5,300,000, leaving $411,900,000 available under the Revolver for future use, subject to quarterly financial tests as described below.

Under the Credit Agreement, the original Term Loan calls for quarterly principal payments of $312,500 on a calendar basis through June 29, 2007, then $3,125,000 through June 30, 2008 and then $5,000,000 through March 31, 2009, with the balance due at maturity. If the Company does not commence redevelopment of the Las Vegas Tropicana property or enter into an alternative project approved by lenders holding a majority of the commitments, then the Credit Agreement provides that $125,000,000 of the revolving credit facility will terminate by June 30, 2006; if, however, this termination has not occurred, then under certain circumstances (and no later than December 31, 2006), the Credit Agreement provides that an amount equal to the lesser of $125,000,000 or the revolving loans outstanding on December 31, 2006, shall convert to a term loan, which shall have the same maturity and will amortize at the same percentage rates as the original Term Loan. Under the Credit Agreement, interest on the respective facilities is computed based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.75%, or the prime rate plus a margin ranging from 0.25% to 1.75%; the applicable margin is dependent on the Company's ratio of outstanding indebtedness to operating cash flow, as defined. As of December 30, 2004, the margin was at 0.50% greater than the lowest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly. The Company incurs a commitment fee ranging from 0.25% to 0.625% per annum on the unused portion of the Revolver.

Under the Credit Agreement, each of the revolving credit facility and term loan facility and any additional facility is unconditionally guaranteed by each of the Company's existing and future subsidiaries (other than certain unrestricted subsidiaries) and the facilities (and guarantees thereof) are secured by a perfected first priority security interest in substantially all of the personal and real property assets of the Company and such subsidiaries. The Credit Agreement imposes various restrictions on the Company, including limitations on its ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The Credit Agreement prohibits dividends on the Company's common stock (other than those payable in common stock) and repurchases of the Company's common stock in excess of $30,000,000 per year with limited exceptions. In addition, the Credit Agreement contains quarterly financial tests, including a minimum fixed charge coverage ratio of 1.35 to 1.00 at December 30, 2004 and maximum ratios of total debt and senior debt to operating cash flow of 4.5 to 1.0 and 2.5 to 1.0, respectively, at December 30, 2004. The actual fixed charge coverage ratio was 3.15 to 1.00 and the actual total debt and senior debt to operating cash flow ratios were 4.21 to 1.0 and 1.51 to 1.0, respectively at December 30, 2004. Should the Company commence the redevelopment of the Tropicana Las Vegas or an approved alternative project, a quarterly "in-balance" test demonstrating that aggregate cash available or reasonably anticipated to be available to the Company and its subsidiaries is sufficient to meet remaining required uses of cash, including committed capital expenditures in connection with any construction project. The new senior secured credit facility includes usual and customary events of default for facilities of this nature (with customary grace periods, as applicable), and provides that, in the event of a change in control, as defined, the majority lenders will have the right to require prepayment of the facility.

On June 2, 2004, the Company issued $300,000,000 principal amount of 7 7/8% Senior Subordinated Notes due June 15, 2014 ("7 7/8% Notes"). Interest is payable semiannually on June 15 and December 15, beginning on December 15, 2004. The net proceeds from the issuance of the 7 7/8% Notes, after payment of the fees and expenses of the issuance, were approximately $294,300,000. A portion of the net proceeds of the 7 7/8% Notes was used for a redemption on June 2, 2004 of $192,320,000 principal amount of 8 7/8% Senior Subordinated Notes due 2007 ("8 7/8% Notes") that were tendered under an offer to purchase that was issued by the Company on April 22, 2004. The balance of the net proceeds of the 7 7/8% Notes was used to repay outstanding borrowings under the Prior Revolver. On July 7, 2004, the Company redeemed the remaining principal amount of $42,680,000 of the 8 7/8% Notes. The redemption was funded primarily by borrowings under the Prior Revolver.

At any time prior to June 15, 2009, the 7 7/8% Notes are redeemable at the option of the Company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 103.938% of the principal amount and (ii) all required interest payments through June 15, 2009, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the Treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after June 15, 2009, the 7 7/8% Notes are redeemable at the option of the Company, in whole or in part, at prices from 103.938% of the principal amount plus accrued and unpaid interest declining to 100% of the principal amount plus accrued and unpaid interest beginning June 15, 2012.

At any time on or prior to June 15, 2007, the Company may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture for the 7 7/8% Notes with the net proceeds of one or more equity offerings by the Company at a redemption price of 107.875% of the principal amount plus accrued and unpaid interest, provided that (1) at least 65% of the principal amount of the 7 7/8% Notes issued remains outstanding immediately after such redemption and (2) the redemption occurs within 60 days of the closing of such equity offering.

Interest on the 9% Senior Subordinated Notes due August 15, 2011 ("9% Notes") is payable on February 15 and August 15. At any time prior to August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.5% of the principal amount and (ii) all required interest payments through August 15, 2006, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the Treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at prices from 104.5% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning August 15, 2009.

The 7 7/8% Notes and 9% Notes, ranked *pari passu*, are general unsecured obligations of the Company and are subordinated in right of payment to all present and future senior indebtedness (as defined) of the Company. Upon change of control of the Company, the holders of the 7 7/8% Notes and 9% Notes would have the right to require repurchase of the respective notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the 7 7/8% Notes and 9% Notes limit the ability of the Company to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

NOTE 8. LEASE OBLIGATIONS

The Company is a lessee under a number of noncancelable lease agreements involving land, buildings, leasehold improvements and equipment, some of which provide for contingent rentals based on revenues. The leases extend for various periods up to 10 years and generally provide for the payment of executory costs (taxes, insurance and maintenance) by the Company. Certain of these leases have provisions for renewal options ranging from 1 to 20 years, primarily under similar terms, and/or options to purchase at various dates.

Properties leased under capital leases are as follows (in thousands):

	December 30, 2004	January 1, 2004
Furniture and equipment	$ 2,111	$ 2,111
Less accumulated amortization	(2,085)	(2,067)
	$ 26	$ 44

Amortization of furniture and equipment leased under capital leases, computed on a straight-line basis, was $18,000 in 2004, $55,000 in 2003 and $324,000 in 2002.

Minimum future lease obligations on long-term, noncancelable leases in effect at December 30, 2004 are as follows (in thousands):

Year	Capital	Operating
2005	$ 44	$ 3,818
2006	16	1,785
2007	--	973
2008	--	332
2009	--	265
Thereafter	--	711
	60	$ 7,884
Amount representing interest	(3)	
Net present value	57	
Less current portion	(42)	
Long-term portion	$ 15	

The above net present value is computed based on specific interest rates determined at the inception of the leases.

Rent expense is detailed as follows (in thousands):

	2004	2003	2002
Minimum rentals	$ 6,431	$ 6,072	$ 7,327
Contingent rentals	2,280	2,707	5,443
	$ 8,711	$ 8,779	$ 12,770

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	December 30, 2004	January 1, 2004
Deferred compensation and retirement plans	$ 22,215	$ 17,960
Deferred income	2,279	2,531
Las Vegas Boulevard beautification assessment	293	315
	24,787	20,806
Less current portion	(972)	(981)
	$ 23,815	$ 19,825

NOTE 10. REDEEMABLE PREFERRED STOCK

A series of preferred stock consisting of 100,000 shares has been designated Series B ESOP Convertible Preferred Stock ("Series B Stock") and those shares were issued on December 20, 1989, to the Company's Employee Stock Ownership Plan ("ESOP"). In 2001, the ESOP was merged into the Aztar Corporation 401(k) Plan ("401(k) Plan") and the assets of the ESOP were subsequently transferred to the 401(k) Plan.

Beginning January 1, 2001, the Series B Stock was held by the Aztar Corporation 401(k) Plan Stock and Insurance Trust. During 2004, 2003 and 2002, respectively, 3,385 shares, 3,478 shares and 3,584 shares were redeemed primarily in connection with employee terminations. At December 30, 2004, cumulative redemptions totaled 50,855 shares. The Series B Stock has an annual dividend rate of $8.00 per share per annum payable semiannually in arrears. These shares have no voting rights except under certain limited, specified conditions. Shares may be converted into common stock at $9.46 per share of common stock and have a liquidation preference of $100 per share plus accrued and unpaid dividends.

The shares that have vested are redeemable at the higher of $100 per share plus accrued and unpaid dividends, appraised value or conversion value, at the election of the participant upon becoming eligible to redeem Series B Stock or at the election of the Company. The participant or beneficiary may elect to receive cash or common stock of the Company for the redemption value. The Company may elect to fund the redemption with either cash or its common stock. The excess of the redemption value of the Series B Stock over the carrying value is charged to retained earnings upon redemption. In order for a Series B Stock redemption to occur, a request for distribution is made by the participant or beneficiary. Those participants or beneficiaries who are eligible to redeem their Series B Stock are permitted to leave their Series B Stock in their account until an election for redemption is made or until federal statutes require a form of distribution.

In the event of default in the payment of dividends on the Series B Stock for six consecutive semiannual periods, each outstanding share would have one vote per share of common stock into which the preferred stock is convertible.

NOTE 11. CAPITAL STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share, issuable in series as the Board of Directors may designate. Approximately 100,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock but none have been issued.

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $.01 per share. Shares issued were 53,261,332 at December 30, 2004 and 52,580,498 at January 1, 2004. Common stock outstanding was net of 18,479,747 and 18,309,695 treasury shares at December 30, 2004 and January 1, 2004, respectively. One preferred stock purchase right ("Right") is attached to each share of the Company's common stock. Each Right will entitle the holder, subject to the occurrence of certain events, to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $50.00 per one one-thousandth of a share, subject to adjustment. The Rights will expire in December 2009 if not earlier extended or redeemed by the Company at $.01 per Right.

In December 2002, the Board of Directors authorized the Company to make discretionary repurchases of up to 4,000,000 shares of its common stock. There were 2,922,576 and 283,200 shares repurchased under this program in 2003 and 2002, respectively. At December 30, 2004, there remained authority to repurchase 794,224 shares of common stock under this program. All purchases under the Company's stock repurchase program were made or may be made in the future from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors. Repurchased shares are stated at cost and held as treasury shares to be used for general corporate purposes.

The Company accepted 170,052 and 222 shares of its common stock in 2004 and 2002, respectively, from an employee and nonemployee Director in lieu of cash due to the Company in connection with the exercise of stock options. Such shares of common stock are stated at cost and held as treasury shares to be used for general corporate purposes.

At December 30, 2004, January 1, 2004 and January 2, 2003, common shares reserved for future grants of stock options under the Company's stock option plans were 3,576,663, 85,664 and 694,664, respectively. At December 30, 2004, common shares reserved for the conversion of the Series B Stock were 520,000 and shares of preferred stock reserved for exercise of the Rights were 50,000.

NOTE 12. STOCK OPTIONS

The Company's 1989 Stock Option and Incentive Plan ("1989 Plan") expired in June 1999. The 1989 Plan had authorized the grant of up to 6,000,000 shares of the Company's common stock pursuant to options, restricted shares and performance shares to officers and key employees of the Company. Options granted under the 1989 Plan have 10-year terms and vest and become exercisable at the rate of 1/3 per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. During 1999, the Company adopted the 1999 Employee Stock Option and Incentive Plan ("1999 Plan"). The 1999 Plan has authorized the grant of up to 4,000,000 shares of the Company's common stock pursuant to options, stock appreciation rights, restricted shares, deferred shares and performance shares to officers and key employees of the Company. Options granted under the 1999 Plan have 10-year terms and vest and become exercisable at the rate of 1/3 per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. Options granted on May 8, 2002, or later, under the 1999 Plan include an additional provision that provides for accelerated vesting under certain circumstances related to retirement, disability or death. During 2004, the Company adopted the 2004 Employee Stock Option and Incentive Plan ("2004 Plan"). The 2004 Plan has authorized the grant of up to 4,000,000 shares of the Company's common stock pursuant to options, stock appreciation rights, restricted shares, deferred shares and performance shares to officers and key employees of the Company. Options granted under the 2004 Plan have 10-year terms and vest and become exercisable at the rate of 1/3 per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. The 2004 Plan provides for accelerated vesting under certain circumstances related to retirement, disability or death. The Company's 1990 Nonemployee Directors Stock Option Plan ("1990 Plan") expired in July 2000. The 1990 Plan had authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 1990 Plan have 10-year terms and vested and became exercisable on the date of grant. During 2001, the Company's shareholders approved the 2000 Nonemployee Directors Stock Option Plan ("2000 Plan"). The 2000 Plan has authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 2000 Plan have 10-year terms. The 2000 Plan provides for the granting of options that vest and become exercisable on the date of grant. The 2000 Plan has been modified to also provide for the granting of options whereby a portion vests and becomes exercisable on the date of grant and the remainder vests and becomes exercisable evenly over varying terms depending on the date of the grant, subject to being a Company Director on those dates.

A summary of the Company's stock option activity and related information is as follows (in thousands of shares):

	2004		2003		2002	
	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
Beginning balance outstanding	4,695	$ 12.00	4,253	$ 11.37	4,185	$ 8.84
Granted	535	$ 24.43	633	$ 15.69	770	$ 21.38
Exercised	(681)	$ 8.32	(167)	$ 8.78	(665)	$ 6.77
Forfeited	(26)	$ 18.46	(24)	$ 20.46	(37)	$ 16.66
Expired	--	$ --	--	$ --	--	$ --
Ending balance outstanding	4,523	$ 13.98	4,695	$ 12.00	4,253	$ 11.37
Exercisable at end of year	3,355	$ 11.59	3,438	$ 9.98	3,002	$ 8.74
Weighted-average fair value of options granted during the year	$ 11.29		$ 7.37		$ 11.00	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes additional information about the Company's stock options at December 30, 2004 (in thousands of shares):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Under Option	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
$ 4.06 to $ 5.06	23	2.6 years	$ 4.88	23	$ 4.88
$ 6.81 to $ 9.81	1,779	4.1 years	$ 8.30	1,779	$ 8.30
$ 11.00 to $ 14.75	943	5.9 years	$ 12.54	934	$ 12.53
$ 15.10 to $ 18.52	605	8.4 years	$ 15.70	201	$ 15.65
$ 20.46 to $ 26.41	1,173	8.3 years	$ 23.06	418	$ 21.93
	4,523	6.1 years	$ 13.98	3,355	$ 11.59

NOTE 13. BENEFIT PLANS

The Company has nonqualified defined benefit pension plans and a deferred compensation plan. These plans are unfunded. Effective January 3, 2003, the Company established the Aztar Corporation Nonqualified Retirement Trust for the benefit of employees covered by one of the Company's nonqualified defined benefit pension plans. The Company contributed $1,961,000 and $6,217,000 to this irrevocable trust in 2004 and 2003, respectively. To support the benefit liability of the deferred compensation plan, the Company has purchased life insurance contracts. The market value of the trust and the cash value of the life insurance was $10,288,000 and $8,123,000 at December 30, 2004 and January 1, 2004, respectively. The funds in the trust and life insurance contracts are assets of the Company and are included in other assets. The Company uses a December 31 measurement date for all of its plans. The following table shows a reconciliation of the changes in the plans' benefit obligation for the years 2004 and 2003 and a reconciliation of the funded status with amounts recognized in the Consolidated Balance Sheets as of December 30, 2004 and January 1, 2004 (in thousands):

	Defined Benefit Plans		Deferred Compensation Plan	
	2004	2003	2004	2003
Projected benefit obligation at beginning of year	$ 16,188	$ 12,310	$ 6,610	$ 6,329
Service cost	95	91	11	12
Interest cost	963	812	384	401
Plan amendment (a)	--	318	--	--
Actuarial loss	1,533	2,928	35	261
Benefits paid	(271)	(271)	(431)	(393)
Projected benefit obligation at end of year	18,508	16,188	6,609	6,610
Plan assets	--	--	--	--
Funded status	(18,508)	(16,188)	(6,609)	(6,610)
Unrecognized actuarial loss	7,032	6,397	566	531
Unrecognized prior service cost	170	283	--	--
Net amount recognized	$ (11,306)	$ (9,508)	$ (6,043)	$ (6,079)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Accrued benefit liability	$ (15,606)	$ (11,350)	$ (6,609)	$ (6,610)
Intangible asset	170	281	--	--
Accumulated other comprehensive loss (b)	4,130	1,561	566	531
Net amount recognized	$ (11,306)	$ (9,508)	$ (6,043)	$ (6,079)

(a) Effective January 3, 2003, the Company's Board of Directors authorized the establishment of the Aztar Corporation Nonqualified Retirement Plan for Selected Senior Executives.

(b) In the Consolidated Statements of Shareholders' Equity, accumulated other comprehensive loss relating to a minimum pension liability adjustment during the year is reported net of an income tax benefit of $871, $236 and $140 in 2004, 2003 and 2002, respectively.

The accumulated benefit obligation for the defined benefit plans was $15,606,000 and $11,350,000 at December 30, 2004 and January 1, 2004, respectively. The accumulated benefit obligation for the deferred compensation plan was $6,609,000 and $6,610,000 at December 30, 2004 and January 1, 2004, respectively.

The weighted average assumptions used to determine the Company's benefit obligation are as follows:

	Defined Benefit Plans		Deferred Compensation Plan	
	2004	2003	2004	2003
Discount rate	5.50%	6.00%	5.50%	6.00%
Rate of compensation increase	5.00%	5.00%	N/A	N/A

The components of benefit plan expense are as follows (in thousands):

	Defined Benefit Plans			Deferred Compensation Plan		
	2004	2003	2002	2004	2003	2002
Service cost	$ 95	$ 91	$ --	$ 11	$ 12	$ 13
Interest cost	963	812	725	384	401	413
Amortization of prior service cost	113	224	150	--	--	--
Recognized net actuarial loss	898	433	195	--	--	--
Cash surrender value increase net of premium expense	--	--	--	(340)	(322)	(318)
	$ 2,069	$ 1,560	$ 1,070	$ 55	$ 91	$ 108

The weighted average assumptions used to determine the Company's benefit plan expense are as follows:

	Defined Benefit Plans			Deferred Compensation Plan		
	2004	2003	2002	2004	2003	2002
Discount rate	6.00%	6.50%	7.25%	6.00%	6.50%	7.25%
Rate of compensation increase	5.00%	5.00%	5.00%	N/A	N/A	N/A

The estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following years (in thousands):

	Defined Benefit Plans	Deferred Compensation Plan
2005	$ 271	$ 427
2006	344	481
2007	342	477
2008	338	474
2009	1,171	576
2010 TO 2014	8,559	2,919

The Company has a defined contribution plan that covers substantially all employees who are not covered by a collective bargaining unit. The plan allows employees, at their discretion, to make contributions of their before-tax earnings to the plan up to an annual maximum amount. The Company matches 50% of the employee contributions that are based on up to 6% of an employee's before-tax earnings. Compensation expense with regard to Company matching contributions was $2,222,000, $2,269,000 and $2,431,000 in 2004, 2003 and 2002, respectively. The Company contributed $4,901,000, $4,695,000 and $4,390,000 in 2004, 2003 and 2002, respectively, to trusteed pension plans under various collective bargaining agreements.

NOTE 14. ACCOUNTING FOR THE IMPACT OF THE OCTOBER 30, 2003 CONSTRUCTION ACCIDENT

An accident occurred on the site of the construction of the parking-garage component of the expansion of the Atlantic City Tropicana on October 30, 2003. The accident resulted in a loss of life and serious injuries, as well as extensive damage to the facilities under construction. Access to the property was limited during the subsequent days because some of the streets surrounding the property were closed. In addition, the Tropicana's operations were disrupted by the temporary evacuation of 600 hotel rooms and the temporary closure of the parking garages that are part of the existing property. One street adjacent to the property remained closed through April 2004 preventing use of the bus terminal and another street adjacent to the property remained closed through late November 2004 limiting access to the existing parking garages and the porte cochere.

Construction on the expansion project was substantially completed by December 30, 2004. The expansion includes 502 additional hotel rooms, 20,000 square feet of meeting space, 2,400 parking spaces, and "The Quarter at Tropicana", a 200,000-square-foot dining, entertainment and retail center.

Business at the Atlantic City Tropicana suffered adverse impacts from the disruption that followed the accident through December 30, 2004. The Company incurred $6,238,000 and $512,000 in 2004 and 2003, respectively, of construction accident related costs and expenses that may not be reimbursed by insurance. The costs and expenses recorded in 2004 primarily consist of supplemental marketing costs incurred to decrease the effect of the business interruption caused by the accident as well as professional fees incurred as a result of the accident. The construction accident related costs and expenses recorded in 2003 primarily consist of a deductible on liability insurance and professional fees incurred.

In 2004, the Company recorded $3,500,000 of business interruption insurance recovery, which reflects a profit recovery applicable to the fourth quarter of 2003. Also in 2004, the Company recorded $8,717,000 of insurance recovery due to the delay of the opening of the expansion, which represents a portion of the anticipated profit that the Company would have recognized had the expansion opened as originally projected as well as reimbursement for costs incurred as a result of the delay. These insurance recoveries are classified as construction accident insurance recoveries in the Consolidated Statement of Operations. Insurance claims for business interruption that occurred from the date of the accident through December 30, 2004 have been filed with the Company's insurers in the amount of approximately $31,800,000, of which $3,500,000 has been received by the Company. In addition, the Company has filed insurance claims for lost profits and additional costs as a result of the delay in the opening of the expansion. The total of these claims is approximately $58,600,000, of which $7,717,000 has been received by the Company and $1,000,000 was included in the Consolidated Balance Sheet as part of the construction accident receivables at December 30, 2004. Profit recovery from business interruption insurance is recorded when the amount of recovery, which may be different from the amount claimed, is agreed to by the insurers. The Company has also filed insurance claims of approximately $9,000,000 for other costs it has incurred that are related to the construction accident, of which $1,500,000 has been received by the Company. These other costs are primarily supplemental marketing costs and approximately $1,600,000 was included in the Consolidated Balance Sheet as part of the construction accident receivables at December 30, 2004.

During 2003, the Company reduced construction in progress for the estimated asset loss and recorded a receivable of approximately $3,000,000, which was included in the Consolidated Balance Sheet as part of the construction accident receivables at January 1, 2004. By September 30, 2004, the contractor had made substantial progress in rebuilding the damaged parking structure. Because the cost of the reconstructed portion of the garage that was fully paid by the contractor exceeded the $3,000,000 asset loss previously incurred, the Company increased construction in progress for $3,000,000 and relieved the corresponding receivable at September 30, 2004. In addition to the $3,000,000 asset loss that was recognized and subsequently recovered, the Company recognized $5,000,000 of expense in 2004 for costs incurred to repair areas near or adjacent to the parking garage that were damaged as a result of the accident. This expense was classified in the Consolidated Statement of Operations as a component of other income.

In order to ensure that the construction proceed expeditiously and in order to settle certain disputes, the Company and the general contractor entered into a settlement agreement on October 6, 2004 that delineates how the Company and its contractor will share the cost of and the insurance proceeds received for the dismantlement, debris removal, and rebuild. During 2004, the Company estimated and recognized $1,625,000 of expense for dismantlement and debris removal activities that are probable of not being recovered under insurance. These dismantlement and debris removal costs were also classified as a component of other income in the Consolidated Statement of Operations. At December 30, 2004, the Company recorded a receivable of $1,625,000 for dismantlement and debris removal activities that are probable of being recovered under insurance and it was included in the Consolidated Balance Sheet as part of the construction accident receivables. During 2004, the Company received $10,532,000 of insurance recovery associated with the rebuild, net of direct costs to obtain the recovery. This net recovery was classified as other income in the Consolidated Statement of Operations.

NOTE 15. LOSS ON EARLY RETIREMENT OF DEBT

During 2004, the Company expensed the redemption premiums of $7,616,000 and the remaining unamortized debt issuance costs of $2,756,000 for a total of $10,372,000 in connection with the redemptions of the 8 7/8% Notes. These items were reflected as a loss on early retirement of debt.

NOTE 16. INCOME TAXES

The (provision) benefit for income taxes is comprised of (in thousands):

	2004	2003	2002
Current:			
Federal	$ 2,189	$ (22,506)	$ (18,933)
State	(24,246)	(5,260)	(5,124)
	(22,057)	(27,766)	(24,057)
Deferred:			
Federal	(16,848)	(1,131)	(12,284)
State	(292)	443	(633)
	(17,140)	(688)	(12,917)
	$ (39,197)	$ (28,454)	$ (36,974)

During 2004, the Internal Revenue Service ("IRS") completed its examination of the Company's income tax returns for the years 2000 through 2002. The only issue in dispute involved the deductibility of a portion of payments on certain liabilities related to the Restructuring. During 2003, the IRS completed its examination for the years 1994 through 1999 and settled one of the two remaining issues entirely and a portion of the other remaining issue, resulting in a tax benefit of $6,724,000. The issue that was settled entirely involved the deductibility of certain complimentaries provided to customers. The other issue involved the deductibility of a portion of payments on certain liabilities related to the Restructuring, the same issue as described above for the 2000 through 2002 years. For the years 1994 through 2002, the Company has reserved the right to pursue the unagreed portion in court and would receive a refund, if successful. In 2002, the Company settled the same two issues as described above with the IRS for the years 1992 and 1993, resulting in a tax benefit of $1,041,000. The New Jersey Division of Taxation is examining the New Jersey income tax returns for the years 1995 through 2001. Management believes that adequate provision for income taxes and interest has been made in the financial statements.

The Company received proposed assessments from the Indiana Department of Revenue ("IDR") in connection with the examination of the Company's Indiana income tax returns for the years 1996 through 2002. The assessments were based on the IDR's position that the Company's gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. The Company filed a petition in Indiana Tax Court for the 1996 and 1997 tax years and oral arguments were heard in April 2001. The Company filed a formal protest for the years 1998 through 2002. In April 2004, the Indiana Tax Court ruled against the Company. The Company asked the Indiana Supreme Court to review the ruling. The Company's request was denied. As a result, the Company estimated that it was obligated to pay approximately $17,300,000 to cover assessments of taxes and interest from 1996 through the end of the first quarter of 2004. This amount is deductible for federal income tax purposes, resulting in a net effect of approximately $11,300,000, which was recorded as an increase to income tax expense in the first quarter of 2004. The ongoing effect of this issue is also included in income taxes after the first quarter of 2004. By December 30, 2004, the Company paid these assessments and an estimate for 2004.

General business credits are taken as a reduction of the provision for income taxes during the year such credits become available. The (provision) benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate (35%) because of the effect of the following items (in thousands):

	2004	2003	2002
Tax (provision) benefit at U.S. federal income tax rate	$ (23,685)	$ (31,284)	$ (33,542)
State income taxes, net	(15,882)	(3,137)	(3,693)
Nondeductible business expenses	(259)	105	(628)
IRS examination	358	5,708	567
General business credits	442	432	412
Other, net	(171)	(278)	(90)
	$ (39,197)	$ (28,454)	$ (36,974)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities are as follows (in thousands):

	December 30, 2004	January 1, 2004
Net operating loss carryforward	$ 2,314	$ 749
Accrued bad debt expense	8,369	8,845
Accrued compensation	8,987	7,491
Accrued liabilities	9,646	9,734
Income tax credit carryforward	1,365	--
Other	302	--
Gross deferred tax assets	30,983	26,819
Deferred tax asset valuation allowance	(323)	(337)
Other	--	(325)
Deductible prepaids	(3,429)	--
Depreciation and amortization	(56,888)	(38,674)
Gross deferred tax (liabilities)	(60,317)	(38,999)
Net deferred tax assets (liabilities)	$ (29,657)	$ (12,517)

Gross deferred tax assets are reduced by a valuation allowance. The beginning-of-year valuation allowance was reduced during 2004, 2003 and 2002, which caused a decrease in income tax expense of $14,000, $21,000 and $154,000, respectively.

At December 30, 2004, the Company has general business credit carryforwards of $450,000 and a net operating loss carryforward of $5,625,000 for federal income tax purposes, which will expire in 2024 if not used. The Company also has an alternative minimum assessment tax credit carryforward of $1,408,000 for New Jersey purposes that can be carried forward indefinitely. In addition, the Company has net operating loss carryforwards of $41,199,000 for state income tax purposes that will expire in the years 2009 through 2021 if not used.

NOTE 17. EARNINGS PER SHARE

The computations of net income per common share and net income per common share, assuming dilution, are as follows (in thousands, except per share data):

	2004	2003	2002
Net income	$ 28,475	$ 60,930	$ 58,859
Less: preferred stock dividend and losses on redemption	(1,030)	(777)	(848)
Income available to common shareholders	27,445	60,153	58,011
Plus: income impact of assumed conversion of dilutive preferred stock	393	420	448
Income available to common shareholders plus dilutive potential common shares	$ 27,838	$ 60,573	$ 58,459
Weighted-average common shares applicable to net income per common share	34,547	34,999	37,191
Effect of dilutive securities:			
Stock option incremental shares	1,491	1,008	1,058
Assumed conversion of preferred stock	520	556	592
Dilutive potential common shares	2,011	1,564	1,650
Weighted-average common shares applicable to net income per common share assuming dilution	36,558	36,563	38,841
Net income per common share	$ .79	$ 1.72	$ 1.56
Net income per common share assuming dilution	$ .76	$ 1.66	$ 1.51

Stock options that were excluded from the earnings per share computations because their effect would have been antidilutive were 677,000 and 1,258,000 at January 1, 2004 and January 2, 2003, respectively. No stock options were excluded at December 30, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. SEGMENT INFORMATION

The Company reviews results of operations based on distinct geographic gaming market segments. The Company's chief operating decision maker uses only EBITDA in assessing segment performance and deciding how to allocate resources. The Company's segment information is as follows (in thousands):

	2004	2003	2002
Revenues			
Tropicana Atlantic City	$ 404,714	$ 420,629	$ 453,810
Tropicana Las Vegas	163,954	153,596	147,163
Ramada Express Laughlin	93,276	89,762	92,765
Casino Aztar Evansville	130,699	126,050	116,302
Casino Aztar Caruthersville	23,584	23,109	24,234
Total consolidated	$ 816,227	$ 813,146	$ 834,274
EBITDA (a)			
Tropicana Atlantic City	$ 81,820	$ 105,018	$ 120,716
Tropicana Las Vegas	36,156	26,065	22,971
Ramada Express Laughlin	23,031	20,513	22,691
Casino Aztar Evansville	37,390	35,783	30,332
Casino Aztar Caruthersville	4,527	4,200	4,510
Property EBITDA	182,924	191,579	201,220
Corporate	(17,454)	(15,650)	(14,241)
Depreciation and amortization	(55,128)	(50,906)	(50,499)
Operating income	110,342	125,023	136,480
Other income	3,907	..	..
Interest income	807	736	1,035
Interest expense	(37,012)	(36,375)	(41,224)
Equity in unconsolidated partnership's loss	..	..	(458)
Loss on early retirement of debt	(10,372)	..	..
Income taxes	(39,197)	(28,454)	(36,974)
Net income	$ 28,475	$ 60,930	$ 58,859

(a) EBITDA is net income before income taxes, loss on early retirement of debt, equity in unconsolidated partnership's loss, interest expense, interest income, other income, and depreciation and amortization. EBITDA should not be construed as a substitute for either operating income or net income as they are determined in accordance with generally accepted accounting principles (GAAP). The Company uses EBITDA as a measure to compare operating results among its properties and between accounting periods. The Company manages cash and finances its operations at the corporate level. The Company manages the allocation of capital among properties at the corporate level. The Company also files a consolidated income tax return. The Company accordingly believes EBITDA is useful as a measure of operating results at the property level because it reflects the results of operating decisions at that level separated from the effects of tax and financing decisions that are managed at the corporate level. The Company also uses EBITDA as the primary operating performance measure in its bonus programs for executive officers. The Company also believes that EBITDA is a commonly used measure of operating performance in the gaming industry and is an important basis for the valuation of gaming companies. The Company's calculation of EBITDA may not be comparable to similarly titled measures reported by other companies and, therefore, any such differences must be considered when comparing performance among different companies. While the Company believes EBITDA provides a useful perspective for some purposes, EBITDA has material limitations as an analytical tool. For example, among other things, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the requirements for such replacements. Other income, interest expense, net of interest income, equity in unconsolidated partnership's loss, loss on early retirement of debt, and income taxes are also not reflected in EBITDA. Therefore, the Company does not consider EBITDA in isolation, and it should not be considered as a substitute for measures determined in accordance with GAAP. A reconciliation of EBITDA with operating income and net income as determined in accordance with GAAP is reflected in the above summary.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2004	2003	2002
Depreciation and amortization			
Tropicana Atlantic City	$ 33,370	$ 29,838	$ 28,705
Tropicana Las Vegas	5,914	6,439	6,729
Ramada Express Laughlin	6,298	6,234	6,052
Casino Aztar Evansville	6,588	5,578	6,151
Casino Aztar Caruthersville	2,915	2,755	2,800
Corporate	43	62	62
Total consolidated	$ 55,128	$ 50,906	$ 50,499

	2004	2003	2002
Additions to property and equipment, intangible assets and other assets			
Tropicana Atlantic City	$ 161,293	$ 133,515	$ 63,178
Tropicana Las Vegas	2,834	2,903	4,771
Ramada Express Laughlin	6,259	4,564	3,794
Casino Aztar Evansville	12,099	7,560	3,682
Casino Aztar Caruthersville	1,480	1,478	948
Corporate	14,802	16,559	2,248
Total consolidated	$ 198,767	$ 166,579	$ 78,621

	December 30, 2004	January 1, 2004	January 2, 2003
Total assets			
Tropicana Atlantic City	$ 966,478	$ 828,153	$ 709,934
Tropicana Las Vegas	211,017	219,297	224,475
Ramada Express Laughlin	114,561	117,490	114,424
Casino Aztar Evansville	112,446	110,549	104,400
Casino Aztar Caruthersville	34,797	36,358	37,339
Corporate	72,341	35,926	20,110
Total consolidated	$ 1,511,640	$ 1,347,773	$ 1,210,682

NOTE 19. CONTINGENCIES AND COMMITMENTS

The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. There is no limit to the term or the maximum potential future payment under this indemnification. In addition, the Company agreed to indemnify Ramada for certain lease guarantees made by Ramada. The lease terms potentially extend through 2015 and Ramada guaranteed all obligations under these leases. The Company has recourse against a subsequent purchaser of the operations covered by these leases. The estimated maximum potential amount of future payments the Company could be required to make under these indemnifications is $7,000,000 at December 30, 2004. The Company would be required to perform under this guarantee 1) if monetary judgments and related expenses in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring exceeded the above described amount, or 2) if lessees with lease guarantees failed to perform under their leases, the lessee and lessor could not reach a negotiated settlement and the lessor was able to successfully proceed against Ramada, who in turn was able to successfully proceed against the Company. In connection with these matters, the Company established a liability at the time of the Restructuring and the Company's remaining accrued liability was $3,833,000 at both December 30, 2004 and January 1, 2004.

The CRDA has issued bonds that are being serviced by its parking fee revenue. A series of these bonds is collateralized by a portion, $239,000 and $1,182,000 at December 30, 2004 and January 1, 2004, respectively, of the Company's CRDA deposits. The portion that serves as collateral

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

is a varying percentage of a portion of CRDA deposits that satisfy the Company's investment obligation based upon its New Jersey casino revenue. In the event that the CRDA's parking fees are insufficient to service its bonds, these deposits can be used for that purpose. To the extent the Company's CRDA deposits are used to service these bonds, the Company would receive credit against future investment obligations. The Company's CRDA deposits serve as collateral for a one-year period, after which they become available to the Company. This arrangement continues through 2013. The Company received a fee for this arrangement that is being amortized on a straight-line basis through 2013. The Company's estimate of the maximum potential deposits that could be used to service CRDA bonds is $16,000,000 at December 30, 2004.

The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial position, results of operations or cash flows.

The Company has severance agreements with certain of its senior executives. Severance benefits range from a lump-sum cash payment equal to three times the sum of the executive's annual base salary and the average of the executive's annual bonuses awarded in the preceding three years plus payment of the value in the executive's outstanding stock options and vesting and distribution of any restricted stock to a lump-sum cash payment equal to one half of the executive's annual base salary. In certain agreements, the termination must be as a result of a change in control of the Company. Based upon salary levels and stock options at December 30, 2004, the aggregate commitment under the severance agreements should all these executives be terminated was approximately $94,000,000 at December 30, 2004.

NOTE 20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents (in thousands) the carrying amounts and estimated fair values of the Company's financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 30, 2004		January 1, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Investments	$ 23,602	$ 23,602	$ 19,586	$ 19,586
Other assets	8,308	8,308	6,266	6,266
Liabilities				
Accounts payable and accruals	3,833	600	3,833	650
Current portion of long-term debt	1,292	1,292	16,963	16,963
Current portion of other long-term liabilities	252	252	252	252
Long-term debt	731,253	780,753	628,603	655,653
Other long-term liabilities	2,027	2,027	2,279	2,279
Series B convertible preferred stock	4,914	17,791	5,253	12,187
Off-Balance-Sheet				
Letters of credit	--	6,576	--	4,748

The carrying amounts shown in the table are included, if applicable, in the Consolidated Balance Sheets under the indicated captions. All of the Company's financial instruments are held or issued for purposes other than trading.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Investments consisted of deposits with the CRDA, CRDA bonds that bear interest at two-thirds of market rates resulting in a fair value lower than cost and other CRDA investments (primarily loans). The carrying amounts of these deposits, bonds and other investments are presented net of a valuation allowance and in the case of the bonds an unamortized discount that result in an approximation of fair values.

Included in other assets is a trust established for the benefit of employees covered by one of the Company's nonqualified defined benefit pension plans. The funds in the trust are invested in money market securities. The fair values of the money market securities approximate cost.

Included in accounts payable and accruals is the Company's accrued liability in connection with its indemnification of Ramada. The fair values were estimated using an expected present value method.

The fair values of the Company's publicly traded debt were estimated based on the bid prices in the public bond markets. The carrying amounts of the Prior Revolver, Revolver, Prior Term Loan, Term Loan and Tropicana Enterprises Loan are reasonable estimates of fair values because this debt is carried with a floating interest rate.

The fair values of the Company's CRDA bond guarantee were estimated to be the same as the unamortized carrying amounts of the guarantee premium.

The fair values reported for the Series B convertible preferred stock represent the appraised fair values as determined by an independent appraisal.

The fair values of the letters of credit were estimated to be the same as the contract values based on the nature of the fee arrangement with the issuing financial institution.

NOTE 21. UNAUDITED QUARTERLY RESULTS/COMMON STOCK PRICES

The following unaudited information shows selected items in thousands, except per share data, for each quarter. The Company's common stock is listed on the New York Stock Exchange.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	First	Second	Third	Fourth
2004				
Revenues (a)	$ 201,766	$ 206,259	$ 215,464	$ 192,738
Operating income (b)	33,731	33,499	32,505	10,607
Income before income taxes (c)(d)	25,224	16,355	22,385	3,708
Income taxes (e)	(21,557)	(7,008)	(9,191)	(1,441)
Net income	3,667	9,347	13,194	2,267
Earnings per share:				
Net income per common share	.10	.26	.37	.06
Net income per common share assuming dilution	.10	.25	.36	.05
2003				
Revenues	$ 203,016	$ 214,519	$ 210,267	$ 185,344
Operating income (f)	31,671	39,972	35,611	17,769
Income before income taxes	22,310	30,963	26,990	9,121
Income taxes (g)	(8,765)	(12,172)	(10,088)	2,571
Net income	13,545	18,791	16,902	11,692
Earnings per share:				
Net income per common share	.37	.53	.48	.34
Net income per common share assuming dilution	.36	.51	.46	.32
Common Stock Prices				
2004 - High	$ 24.94	$ 28.75	$ 28.19	$ 35.40
- Low	21.41	23.40	23.25	26.20
2003 - High	15.00	17.17	19.90	23.94
- Low	11.43	13.41	15.76	16.15

(a) Business interruption insurance recovery of $3,500 for the first quarter of 2004 was reclassified in the Consolidated Statement of Operations from revenue to construction accident insurance recoveries in operating expenses for the six months ended July 1, 2004.

(b) During the first, second, third and fourth quarters of 2004, the Company incurred $41, $2,319, $3,183 and $695, respectively, of construction accident related costs and expenses that may not be reimbursed by insurance. These costs and expenses primarily consist of supplemental marketing costs incurred to decrease the effect of the business interruption caused by the accident as well as professional fees incurred as a result of the accident.

During the first quarter of 2004, the Company recorded $3,500 of business interruption recovery, which reflects a profit recovery applicable to the fourth quarter of 2003. During the second, third and fourth quarters of 2004, the Company recorded $5,000, $2,000 and $1,717, respectively, of insurance recovery due to the delay of the opening of the expansion, which represents a portion of the anticipated profit that the Company would have recognized had the expansion opened as originally projected as well as some reimbursement for costs incurred as a result of the delay. Profit recovery from business interruption insurance is recorded when the amount of recovery, which may be different from the amount claimed, is agreed to by the insurers.

(c) During the fourth quarter of 2004, the Company recorded $5,567 of insurance recovery associated with the rebuilding of the expansion net of direct costs to obtain the recovery and expensed $1,975 of costs incurred to dismantle and repair areas near or adjacent to the parking garage that were damaged as a result of the construction accident.

(d) During the second and third quarters of 2004, the Company recorded losses on early retirement of debt of $8,621 and $1,751, respectively, in connection with the Company's redemptions of its 8 7/8% Notes.

(e) In April 2004, the Indiana Tax Court ruled against the Company's challenge to an assessment for additional Indiana income taxes. The Company had challenged the Indiana Department of Revenue's position that the Company's gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. The Company asked the Indiana Supreme Court to review the ruling. The Company's request was denied. The Company estimated that it was obligated to pay approximately $17,300 to cover assessments of taxes and interest from 1996 through the end of the first quarter of 2004. This amount is deductible for federal income tax purposes, resulting in a net effect of approximately $11,300, which was recorded as an increase to income tax expense in the first quarter of 2004.

(f) During the fourth quarter of 2003, the Company incurred $512 of construction accident related costs and expenses that may not be reimbursed by insurance. These costs and expenses primarily consist of a deductible on liability insurance and professional fees incurred.

(g) In the fourth quarter of 2003, the Company settled one of the two remaining issues entirely and a portion of the other remaining issue with the Internal Revenue Service related to the examination of the Company's income tax returns for the years 1994 through 1999. The issue that was settled entirely involved the deductibility of certain complimentaries provided to customers. The other issue involved the deductibility of a portion of payments on certain liabilities related to the Restructuring. The settlement resulted in a tax benefit of $6,724.

DIRECTORS AND OFFICERS

Board of Directors

John B. Bohle [1,3*]
Independent Executive
Recruiting Consultant
Los Angeles
Executive Recruiting

Frank J. Brady [1*,2]
Retired, formerly Audit Partner,
Ernst & Young LLP
Phoenix
Public Accounting

Gordon M. Burns [1,2,3,4*]
Private Investor
Greenwich, CT

Linda C. Faiss [3,4]
Co-owner and President
Faiss Foley Warren LLC
Las Vegas
Public Relations and
Government Affairs

Robert M. Haddock [2*•]
President and Chief
Financial Officer
Aztar Corporation
Phoenix

Paul E. Rubeli [•]
Chairman of the Board and
Chief Executive Officer
Aztar Corporation
Phoenix

John A. Spencer [1,2,4]
Retired, formerly Executive
Vice President and Chief
Financial Officer
Del Webb Corporation
Phoenix
Real Estate Development

* Denotes committee chair

1 Audit Committee

2 Finance Committee

3 Corporate Governance and Nominating Committee

4 Compensation and Stock Option Committee

• Mr. Rubeli retired and Mr. Haddock became chairman of the board, president and chief executive officer of the company on March 1, 2005. Mr. Ciarfalia became chief financial officer on March 1, 2005, retaining his responsibilities as vice president and treasurer. Mr. Ciarfalia's appointment as chief financial officer is subject to the approval of the appropriate gaming authorities.

Executive Officers

Paul E. Rubeli •
Chairman of the Board and
Chief Executive Officer

Robert M. Haddock •
President and Chief Financial
Officer

Nelson W. Armstrong, Jr.
Vice President,
Administration, and
Secretary

Neil A. Ciarfalia •
Vice President and Treasurer

Joe Cole
Vice President, Corporate
Communications

Meridith P. Sipek
Vice President and Controller

Operating Officers

Dennis C. Gomes
President
Resort Operations

Gary J. Simpson
Senior Vice President
Finance and Development

James L. Brown
President and General
Manager
Casino Aztar Evansville

Susan G. Murphy
President and General
Manager
Ramada Express Hotel and
Casino, Laughlin

Pamela J. Popielarski
President and General
Manager
Tropicana Casino and Resort,
Atlantic City

George Stadler
Senior Vice President and General
Manager
Casino Aztar Caruthersville

Gary Van Hettinga
President and General
Manager
Tropicana Resort and Casino,
Las Vegas

SHAREHOLDER INFORMATION

Aztar Corporation common stock is traded on the New York Stock Exchange under the symbol AZR. Aztar had 5,143 shareholders of record as of March 17, 2005.

The certifications required of the company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act have been filed with the Securities and Exchange Commission as exhibits to the company's Annual Report on Form 10-K for the fiscal year ended December 30, 2004.

The annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted to the Exchange on May 14, 2004.

The annual meeting of shareholders of Aztar Corporation will be held at 11 a.m. Mountain Standard Time Thursday, May 12, 2005, at the Ritz-Carlton Hotel, 2401 E. Camelback Road, Phoenix, Arizona.

Shareholder address changes and inquiries regarding stock certificates may be directed to the company's transfer agent and registrar, Mellon Investor Services, LLC, P. O. Box 3315, South Hackensack, NJ 07606, or 85 Challenger Road, Ridgefield Park, NJ 07660. Inquiries also may be made by telephone at 800/301-3495 or on the Internet at www.melloninvestor.com.

Aztar's Annual Report on Form 10-K is filed with the Securities and Exchange Commission. For copies of this report at no charge, or for other information about the company, please write:

Aztar Corporation
Corporate Communications
2390 E. Camelback Road, Suite 400
Phoenix, Arizona 85016-3452
E-mail: azrcorp@aztar.com

Information about our company may also be obtained through our website at www.aztar.com.

AZTAR'S CASINOS

For information about or reservations at our casinos, please write or call:

Tropicana Casino and Resort
Brighton Avenue and the Boardwalk
Atlantic City, NJ 08401-6390
609/340-4000 or 800/THE-TROP
www.tropicana.net

Tropicana Resort and Casino
3801 Las Vegas Boulevard South
Las Vegas, NV 89109
702/739-2222 or 800/634-4000
www.tropicanalv.com

Ramada Express Hotel and Casino
2121 S. Casino Drive
Laughlin, NV 89029
702/298-4200 or 800/2-RAMADA
www.ramadaexpress.com

Casino Aztar
421 NW Riverside Drive
Evansville, IN 47708
812/433-4000
www.aztarindiana.com

Casino Aztar
777 East Third Street
Caruthersville, MO 63830
573/333-6000
www.casinoaztarmo.com



Shops in The Quarter at Tropicana

Chico's
MONDI
White House/Black Market
Caché
The Collection by Tahari
Chez Lingerie
Perfect Accessories and Leather
Salsa Shoes
Brandeis Jewelers
Erwin Pearl
Swarovski
Zinman
bluemercury apothecary
Brooks Brothers
Barron's Gentlemen
Houdini's Magic Shop
Jake's Dog House
Hat Emporium
Zeytinia New York's Gourmet Choice
Mélonie de France
Rittenhouse Gift & Home
Old Farmer's Almanac General Store
The Spy Store
Tinder Box/Vino 100
Zephyr Gallery
Havana Sundries


AZTAR CORPORATION
ANNUAL REPORT 2004

THE ADDRESS TO BE WRITTEN ON THIS SIDE



I came, I shopped,
I shopped some more!
Now off to the spa!


rum bar
restaurant

Before Las Vegas, before Atlantic City, there was Havana—a place where traditions from the old world blended perfectly with pulsating Latin rhythms. Sophisticated, yet sultry, cosmopolitan, yet exotic, Havana was a place where you could have it all— indulgence and illusion, elegance and irreverence.

At the heart of Old Havana stood the original Tropicana Casino and Resort—the ultimate destination in the ultimate getaway city.

Now, with the opening of The Quarter at Tropicana, the same unique experience that was Old Havana has come to Atlantic City—world-class restaurants, non-stop entertainment, a dazzling array of shops and experiences. The Quarter at Tropicana is like no other dining and entertainment venue on the East Coast.

The names you see in The Quarter at Tropicana will make you think you're in New York, or San Francisco, or Paris. But you'll know where you are—you're right here with us, in the heart of one great entertainment destination.

You can have it all...all the time...all in one place.


AZTAR CORPORATION
ANNUAL REPORT 2004

THE ADDRESS TO BE WRITTEN ON THIS SIDE

HAVANA

Havana great time, wish you were here.



Restaurants in The Quarter at Tropicana

Carmine's
The Palm
Cuba Libre Restaurant & Rum Bar
P. F. Chang's China Bistro
Red Square
Rí~Rá Irish Pub & Restaurant
The Sound of Philadelphia
Adam Good Crab Shack & Sports Bar
Brûlée: The Dessert Experience


AZTAR CORPORATION
ANNUAL REPORT 2004

THE ADDRESS TO BE WRITTEN ON THIS SIDE


HAVANA
15

So many incredible eating experiences! A world tour of great dining.



Entertainment Venues at The Quarter at Tropicana

Cuba Libre Restaurant & Rum Bar
32° Luxe Lounge
Rí~Rá Irish Pub
The Sound of Philadelphia Music Venue
The Comedy Stop Café and Cabaret
Planet Rose Karaoke Bar
Tango's Lounge
IMAX® Theatre at Tropicana
bluemercury spa


AZTAR CORPORATION
ANNUAL REPORT 2004

THE ADDRESS TO BE WRITTEN ON THIS SIDE


Habana

This place is just one big party after another!


1824

AZTAR

2390 EAST CAMELBACK ROAD, SUITE 400, PHOENIX, ARIZONA 85016 WWW.AZTAR.COM